

...al Report

EATON 100

Shaping the Future of Power Management


EATON

Powering Business Worldwide

EATON

100

2 Financial Highlights
3 Letter to Shareholders
6 Shaping the Future of Power Management
16 Sustainability Report
24 Financial Table of Contents
25 Reports on Financial Statements
26 Reports on Internal Control Over Financial Reporting
27 Consolidated Financial Statements
31 Notes to Consolidated Financial Statements
46 Management's Discussion and Analysis
52 Quarterly Data
53 Ten-Year Consolidated Financial Summary
54 Directors and Officers
55 Shareholder Information

Celebrating 100 YEARS
Ideals that Endure

People ask us all of the time: Give me one good reason to invest in Eaton. This year, we thought we'd give you 100—a reason for every year we've been in business. But this isn't a history book—it's a history-making book.

Because at Eaton, our power management solutions are helping to shape the future.

Eaton Corporation is a diversified power management company with 2010 sales of $13.7 billion. Celebrating its 100th anniversary in 2011, Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees and sells products to customers in more than 150 countries. For more information, visit www.eaton.com.

2010 FINANCIAL HIGHLIGHTS


NET SALES
(Billions of dollars)
$12.2
$13.0
$15.4
$11.9
$13.7
2006 2007 2008 2009 2010


OPERATING EARNINGS PER COMMON SHARE (Dollars per share)
$3.20
$3.45
$3.42
$1.30
$2.81
2006 2007 2008 2009 2010


CASH FLOW FROM OPERATIONS
(Billions of dollars)
$1.43
$1.16
$1.44
$1.41
$1.28
2006 2007 2008 2009 2010


NET-DEBT-TO-TOTAL-CAPITAL RATIO (Percentage)
30.5%
34.9%
37.2%
28.4%
23.7%
2006 2007 2008 2009 2010

(In millions except for per share data)	AS REPORTED 2010	AS REPORTED 2009	AS ADJUSTED ON AN OPERATING BASIS* 2010	AS ADJUSTED ON AN OPERATING BASIS* 2009
Net sales	$13,715	$11,873	$13,715	$11,873
Income before income taxes	1,036	303	1,076	385
Net income	$ 937	$ 385	$ 964	$ 439
Less net income for noncontrolling interests	(8)	(2)	(8)	(2)
Net income attributable to Eaton common shareholders	$ 929	$ 383	$ 956	$ 437
Net income per common share – diluted	$ 2.73	$ 1.14	$ 2.81	$ 1.30
Weighted-average number of common shares outstanding – diluted	339.5	335.8		
Cash dividends paid per common share	$ 1.08	$ 1.00		
Total assets	$17,252	$16,282		
Total debt	3,458	3,467		
Eaton shareholders' equity	7,362	6,777		

Net income per common share – diluted, weighted-average number of common shares outstanding – diluted, and cash dividends paid per common share have been restated to give effect to the two-for-one stock split. See Note 1 to the Consolidated Financial Statements for additional information.

*Results on an "operating basis" exclude pretax charges for acquisition integration actions of $40 in 2010 ($27 after-tax, or $0.08 per common share) and $82 in 2009 ($54 after-tax, or $0.16 per share).

COMPANY STOCK PERFORMANCE


Eaton
S&P 1500 Industrial Machinery Index
S&P 500 Index
$400
$350
$300
$250
$200
$150
$100
$50
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

The above graph compares the cumulative total return to shareholders for Eaton, the S&P 500 Index, and the S&P 1500 Industrial Machinery Index on an initial $100 investment over the time period 2000 through 2010. The shareholder returns reflected on the graph assume dividends were reinvested as of the ex-dividend date.


SEC MAIL
RECEIVED
MAR 18 2011
PROCESSING
SECTION

A YEAR APART

Eaton's recovery outpaced the economy in 2010. Even better news: We still have a long way to grow.

To Our Shareholders:

2010 was a remarkable year for Eaton. We anticipated a year of transition between the depths of the recession and a muted recovery. Our results exceeded those expectations by a wide margin, in part because of decisive actions we took to refocus and resize our company during the economic downturn. As a result, we were able to dramatically improve our profitability and cash flow, even though our revenues have not yet returned to pre-recession levels. We were also able to deliver outstanding returns to our shareholders.

Just as important, we haven't simply been cutting costs to increase our profits. We've been investing in what we believe will be one of the most powerful megatrends for decades to come—Power Management. I invite you to read more about it throughout this year's annual report. As we enter our 100th year in 2011, I'm proud to report that Eaton's business strategy is working, our business is strong, and our future is unbounded.

Focused on results

Among the year's financial and operating highlights:

- Our sales increased to $13.7 billion, up 16 percent from our depressed level of revenue in 2009.
- Our net income per share increased by 141 percent to $5.46 ($2.73 on an adjusted basis for the 2-for-1 stock split announced January 27, 2011).
- We contributed $403 million to our pension plans, greatly strengthening our balance sheet.
- We generated $1.3 billion in cash from operations, the result of significantly higher earnings and greater operating efficiencies.
- We increased our quarterly dividend by 16 percent in 2010, particularly notable since we had not reduced our dividend in the economic crisis in 2009.
- Our total shareholder return of 64.2 percent far surpassed the total returns of the Dow Jones industrial average of 14.1 percent, S&P 500 of 15.1 percent, and Nasdaq composite index of 18.5 percent. Our stock price reached a new market trading high on December 22 of $102.70 ($51.35 on an adjusted basis for the 2-for-1 stock split).
- We completed the acquisitions of EMC Engineers, Wright Line Holding and CopperLogic, and on January 1, 2011 we completed the acquisition of Tuthill Corporation's Coupling Group. We also purchased our joint venture partner's interest in Chloride Phoenixtec Electronics in Shenzhen, China. On January 20, 2011, we agreed to acquire ACTOM (Pty) Ltd.'s low-voltage electrical business in South Africa.
- Participation in our global employee survey was more than 96 percent.
- Our employee safety record improved by 14 percent.

We continue to expand our global presence


45%
2010 sales
by final destination
55%
U.S.
International


25%
2010 sales
by type of market
75%
Emerging Economies
Developed Economies

A balanced business strategy

2010 provided a great canvas on which to demonstrate the strength of our balanced business strategy. Eaton's diversified businesses and geographies made an enormous difference to our performance, as did our balanced participation in the three phases of the economic cycle.

Geographic balance. Our geographic diversity again paid real dividends in 2010. Eaton does business in more than 150 countries, and 55 percent of our revenues were driven by economies outside the United States. Emerging nations led the global economic recovery, and we experienced growth of 30 percent in these economies during 2010. Twenty-five percent of our total revenues came from the developing economies of the world.

Economic cycle balance. Our early-cycle businesses have led us out of the global recession—global automotive markets have accelerated, the mobile equipment portion of the global hydraulics markets has rebounded strongly, and the single-phase power quality market has also recovered strongly. By midyear, many mid-cycle businesses had begun to recover and the decline in our late-cycle markets like aerospace and commercial construction has begun to slow, setting the foundation for an unusual period of simultaneous growth. 2011 holds the promise for all six of our segments to experience stronger end-market conditions than in 2010.

Strong performance across our businesses

Electrical. In spite of very weak market conditions in the Americas, our business grew handsomely throughout the Americas during 2010 and achieved new revenue records. We captured more than $500 million of stimulus bill-related projects, expanded our penetration of the wind and solar alternative energy segments, and captured a larger market share with our industry-leading, energy-efficient power quality equipment.

Our Rest of World segment notched new records in revenues and profitability as the capabilities of these new franchises evidenced themselves. During the year we entered the Energy Service Company market segment through our acquisition of EMC Engineers and strengthened our participation in rack and thermal management applications in data centers. The integration of significant 2007 and 2008 acquisitions has largely been completed, and the Moeller and Phoenixtec acquisitions in particular have proven more valuable than expected.

Hydraulics. Having successfully weathered market reductions in 2009, our Hydraulics business achieved a pronounced recovery in 2010. Full-year markets rose more than 30 percent, powered by our mobile equipment customers in the construction and agricultural markets. We had strong growth in every region of the world. Our own revenues grew by 31 percent and our operating profitability by 447 percent.

Aerospace. By midyear 2010, aerospace global demand had begun to improve. After nearly 18 months of weak aftermarket demand, we experienced a solid upturn in the second half, and our commercial aircraft customers are increasing their production rate expectations for 2011 and 2012. We were very pleased to have been awarded the fluid conveyance and cockpit panel and lighting systems for the new COMAC C919 single-aisle aircraft being developed in China.

Truck. The global truck market recovered dramatically in 2010, with only the NAFTA region remaining well below peak demand. Our geographic balance really paid off as we capitalized on strong markets in South America and Asia Pacific. Our hybrid power systems notched more than 100 million miles on the road by the end of 2010.

Our businesses are balanced through the economic cycle


No cycle
$2.1 billion in revenues
Electrical service, defense, filtration, aerospace aftermarket
15%
Early cycle
$4.4 billion in revenues
Residential electric, single-phase power quality, heavy-duty truck, automotive
32%
2010 global cycle
22%
Late cycle
$3.0 billion in revenues
Commercial aerospace, nonresidential construction, large data centers
31%
Mid cycle
$4.2 billion in revenues
Hydraulics, industrial controls, medium-duty truck, mid-sized data centers

Automotive. Global automotive markets recovered significantly, led by growth in emerging nations. Around the world, demand for our technologies that improve fuel economy, reduce emissions and improve safety is accelerating. Demand for our supercharger product line grew dramatically during 2010, as European, U.S., South American and Asian vehicle OEMs made new commitments to our technology.

Celebrating the Eaton difference

Eaton has undergone a dramatic transformation during the past 11 years. Today Eaton is a power management company; we run our enterprise as an integrated operating company, and we remain a values-based enterprise. These three powerful beliefs form the foundation of our company. They allow us to embrace change as a source of strength, to value adaptability as critical to our organizational speed and agility, to capture the benefits of scale and to drive the advantages of best practices across our company. Underpinning our confidence in embracing change is our values-based culture—our simple but fundamental commitment to "Doing Business Right." Our collective commitment to this credo is demonstrated every day in the decisions we make, the suppliers we ask to join our team, the channel partners we choose and our commitment to our communities. This is why so many great people around the world come to work for Eaton. To each, we express our thanks and we make this annual pledge: To Do Business Right.

100 reasons for optimism

When Joseph Eaton founded Eaton in 1911, he had a vision about a transformational axle for the fledgling trucking industry. He saw a megatrend—the explosion of the transportation industry—and he had the courage and conviction to innovate and bet on that megatrend. One hundred years later, the company he founded builds on his vision, looking ahead to spot the megatrends that will fuel our growth and profitability, conceptualizing, innovating, producing products and services with outstanding quality and world-competitive costs, and serving our customers both in original application and in their aftermarket and service requirements.

As global economies have recovered and are beginning to grow, we again see pressure upon global energy costs and availability. The ever-increasing cost of extraction, processing, distribution and utilization powers our business. Our customers have and will continue to respond to the strong economic, sustainability and regulatory forces occasioned by this energy megatrend. They need new technologies to reduce their use of energy and improve their own carbon footprint. Well, that is who we are and what we do. We are a premier power management company—and we have compiled 100 reasons in this annual report to demonstrate how that makes a real difference for our customers and the communities in which we do business.

As we enter 2011, we do so as an even stronger company than we were prior to the recession. We are more focused, more cost-competitive and more adaptive. We continue to invest in the cutting-edge technologies that make a real difference in solving our customers' most challenging power management problems. And, we believe 2011 holds the exceptional promise for virtually all of our businesses to experience stronger demand than in 2010. It all adds up: Our strategy is working, our momentum is strong and our global team of more than 70,000 associates is tightly aligned; even our stock price, pre-split, topped $100 per share. What a great foundation upon which to celebrate our 100th year!

On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler
Chairman and Chief Executive Officer

100 REASONS

WHY EATON POWER MANAGEMENT SOLUTIONS WILL HELP SHAPE THE NEXT CENTURY

It was a very different world in 1911, the year Eaton was founded. And, today, Eaton is a very different company.

Only a decade ago, Eaton still was known primarily as a key supplier to the U.S. truck and auto industries. But we've quickly evolved to become a global leader in the electrical, hydraulics and aerospace industries, as well as the vehicle markets we continue to serve.

At first glance, that may seem like a curious mix. But it's highly strategic, enabling us to balance the ups and downs of different market cycles. But even more so, we are all in the business of what we call "power management"—helping customers to manage power more efficiently, effectively, safely and sustainably.

We believe power management will be one of the biggest trends shaping the future as the world's energy demands grow. Eaton is well positioned to help global customers manage that challenge. Here are 100 reasons why...

no. 1

Because we're going where the world's GDP is growing.

Fifty-five percent of Eaton's sales are now outside the U.S.—and 25 percent are to developing economies. **In China, our revenues topped $1 billion in 2010,** more than doubling since 2006. Since 2002, we've grown from five operations and 1,000 employees supporting growth in China to 27 operations, four R&D centers and 10,000 employees.

2 India is investing billions to upgrade its infrastructure, fueling major wins for our hydraulics, electrical and vehicle businesses. **We've grown to more than 2,000 employees in India,** and in Pune, we operate Eaton's largest R&D and engineering center outside the U.S.

3 Through a joint venture in Abu Dhabi, **we have expanded our electrical business in the Middle East,** serving the needs of the region's robust power generation and industrial markets.

4 China is now the world's No. 1 light-vehicle market, with more than 16 million vehicles sold in 2010—a jump of 30 percent in a year. In September 2010, **we broke ground on a new engine valve production facility in Jining City, Shandong Province,** to support the fast-growing industry. We've also opened a new Innovation Center in Shanghai to accelerate development of new technologies and attract local expertise.

Because people and goods need to get further, faster.

5 Eaton is working with the world's leading aerospace manufacturers to make air transportation safer, more reliable and more efficient. In 2010, **we expanded that roster by signing agreements for the supply of conveyance systems, cockpit panel assemblies and dimming control systems for China's new COMAC C919 aircraft platform.** The combined value of those opportunities is expected to be more than $2 billion.

6 High-speed rail is vital to the economies of many countries, moving freight and passengers at unprecedented speeds. Eaton provides the **hydraulics muscle for high-speed tilting trains made by Alstom Transport,** the world's No. 1 high-speed rail supplier.


no.7

Because we need to create more energy-efficient buildings and cities.

Buildings consume a staggering 72 percent of America's electricity, according to the U.S. Green Building Council. **Eaton helps customers reduce their energy consumption** by providing engineering services and energy-saving products that can help a building qualify for LEED credit points, including lighting controls, variable-frequency drives, high-efficiency transformers, metering and monitoring and uninterruptible power systems (UPS). In 2010, the Eaton 9395 UPS became the industry's first power quality product to receive a Sustainable Materials Rating Technology (SMaRT) Gold designation.

8 It's impossible to manage energy use without being able to monitor energy use. Our latest Power Xpert Reporting software measures and reports data center **efficiency, greenhouse gas emissions and utility usage** to identify energy- and cost-saving opportunities.

9 Can a military base the size of a small city reduce its energy use and operate independently from the commercial utility grid? **Eaton is working with the U.S. Army to develop a "microgrid"** that includes solar, wind and natural gas power to make it happen. Lessons learned from the project may be transferable to civilian and other government applications.

10 More than 70 percent of the world's population will live in cities by 2050, according to a United Nations estimate. Eaton is working with global manufacturers to build hybrid-powered buses to provide the transportation they'll need to get around. **Eaton has now placed more than 1,000 hybrid power systems into city passenger buses throughout the Asia Pacific region,** reducing fuel costs and emissions for the average vehicle by 25 to 30 percent. During 2010, we expanded our distribution into Singapore, Latin America and India (including a new system on buses that run on compressed natural gas).

Because the world needs to grow more food, more efficiently.

11 Brazil's economy is strong and growing, fueled in part by a booming agricultural sector. **Eaton's hydraulic components keep farm equipment made by CNH, John Deere and other manufacturers operating under the toughest conditions.** In addition to benefiting from the sales of new machinery, Eaton is increasingly the choice of replacement and aftermarket parts.

12 A country once known for its food shortages, Russia now aims to help feed the world. Among its largest crops—wheat. Eaton provides pumps, motors and other hydraulic system components for **Russia's Rostelmash grain harvesters, a leader in the market.**

Because the world needs faster, safer and more efficient manufacturing to thrive.

13 The Sikorsky CH-53K helicopter will be a formidable heavy-lift helicopter. **Eaton is helping to speed development of the CH-53K by providing total systems solutions** for the aircraft, including the primary hydraulic system, integrated fuel system and cockpit controls.

14 New palm oil processing plants in Malaysia and Indonesia now **operate faster, more reliably and more cost efficiently,** thanks to our hydraulic and automation systems. Eaton's system design has become a model for the region's growing palm oil industry.

15 **Eaton is committed to advancing lean automation,** helping our customers to reduce waste, as well as material and labor costs. Our SmartWire-DT switching solutions allow machine builders—who supply to companies such as Germany's Volkswagen—to reduce wiring complexity, floor space and troubleshooting time.


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no. 16

Because the world needs better infrastructure to grow.

India—With the opening of its new T3 terminal in July 2010, Delhi's Indira Gandhi International Airport is now **the eighth largest airport in the world.** Eaton was selected to provide vital backup power protection for the massive facility's information technology systems, including those that manage the airport's surveillance capabilities, emergency lighting, food courts, boom barriers and ground freight movement.

17 Europe—Modern demands continue to challenge aging infrastructure throughout Europe. **In the Netherlands, we're helping to renovate the Amsterdam Metro system,** providing new power distribution systems for improved and expanded subway stations. Eaton medium-voltage switchgear selected for the project contains no SF_6 (a potent greenhouse gas), making it a smart and eco-conscious choice for the underground installation.


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18 Asia Pacific—From roads, bridges and canals to major new buildings and public structures, **China is investing billions of dollars in its future.** Eaton provides the hydraulic solutions that construction equipment manufacturers—including **global giants like Caterpillar and regional leaders like Changsha Zoomlion and Sany Group**—need to win demanding infrastructure contracts and meet tough deadlines.

19 North America—**Aging U.S. water and wastewater treatment plants** have been a major opportunity of the American Recovery and Reinvestment Act. Eaton has now participated in dozens of these projects—including the Metropolitan Water Reclamation District of Greater Chicago—delivering electrical solutions that extend the life of treatment equipment, cut energy consumption and improve uptime and reliability of UV disinfection systems for safe drinking water.

no. 20

Because today's energy efficiency increases tomorrow's energy supply.

Our engineering services group is North America's largest and most experienced team of power systems engineers dedicated to helping customers **reduce energy consumption, increase safety and profitability and protect the environment.** In 2010, we acquired EMC Engineers, a leader in mechanical, electrical and control systems, expanding our design, training, power systems studies, consulting and advisory capabilities. Through our acquisition of EMC, we have also expanded our geographic footprint to meet the growing energy-efficiency demands of more customers across the United States.

Because even the wind needs a helping hand.

24 Wind farms require a complex collection of equipment that must work together to generate electricity and transmit it to the utility grid. Eaton provides a broad variety of electrical and hydraulic solutions to meet these challenges and to **help wind farms operate more reliably, cost-effectively and safely.** Our newest technology—an innovative electro-hydraulic pitch control valve—enables wind turbines to generate more power, more efficiently, in highly variable wind conditions.

25 Wind turbines rotate at different speeds, yet they need to deliver constant voltage and frequency. Woodward Inc., a longtime customer of our European operations, turned to Eaton to provide components and assemblies for converters that **ensure that the same high-quality power gets delivered to the grid, regardless of wind conditions.** The converters will be installed at the Hydro-Quebec wind power project in the Gaspésie area of Quebec, Canada.

26 Eaton's extensive service and support network enables us to **work with turbine manufacturers virtually anywhere in the world.** China's Guodian United Power Technology Co. Ltd. expanded its business relationship with us in 2010, contracting for $1.5 million in additional clean wind-power technologies.



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21 Large and complex organizations—like the United States Postal Service (USPS)—find it particularly difficult to manage energy use and reduce the environmental impact of their operations. To get its arms around the challenge, **USPS chose Eaton to lead a major energy conservation project** at postal facilities in North Carolina, Ohio, Pennsylvania and South Carolina. The project's scope covers our full range of energy management services.

22 Energy conservation and power reliability must go hand in hand. Our Electrical Service and Systems business is able to deliver both, as we are for a key U.S. Air Force logistics center at Hill Air Force Base in Utah. **Eaton is one of the largest uninterruptible power system (UPS) suppliers to the U.S. government,** providing products and services to some of the most critical and classified operations in the world.

23 Managing the high cost of powering data centers is a challenge for virtually every large organization. **Eaton and HP are working to develop a new water-cooled IT rack system that aims to reduce energy use by as much as 38 percent,** reducing carbon dioxide emissions by approximately 400 tons annually (when supporting a 100-kilowatt load). Funded by the U.S. Department of Energy, the new rack system will also run on alternative power sources, such as wind and solar.

no. 27

Because solar panels only collect energy.

Photovoltaic (PV) panels are only one component of a solar power system. Eaton manufactures the electrical "balance-of-system" components that **connect the power of the sun to the grid, homes and businesses.** Eaton's solar grid-tied inverters convert sunlight into clean alternating current, increasing the "energy harvest" and improving system operations, reliability and safety.

28 Solar systems need to work harder to compete with other less-expensive energy sources. Our new S-Max Solar Inverter series has a 96.5 percent efficiency rating, meaning that **we're able to generate more clean power from every ray of sunlight collected.**

29 Eaton also provides turnkey solar system installation and support, helping us to win a $20 million contract to **design and install the largest solar power system in New Mexico** at the Department of Veterans Affairs Health Care System in Albuquerque.

Because hydropower is the world's number-one source of renewable energy.

30 Hydropower supplies approximately 18 percent of the world's electricity and represents about 78 percent of the electricity generated via renewable energy. **Eaton is a leading suppler of hydraulic and electrical solutions for hydroelectric projects across the globe.**

31 In central Vietnam, Eaton hydraulic cylinders help operate the **A Vuong hydropower plant which provides vital electric power to 1 million people in the region.**

32 We are the total hydraulic system supplier for **South Korea's Nakdong River Restoration project,** helping the country to restore the ecosystem of its rivers.

33 Eaton supplied more than $2.5 million in electrical products and services to upgrade the **Hartwell Dam hydroelectric power plant on the Savannah River in Georgia.**

no. 37

Because we're plugged into electric vehicles.

Electric vehicles are generating a lot of buzz. But, for the market to really take off, buyers need to be convinced that safe and reliable charging options are available. Eaton is helping to build that infrastructure through our Pow-R-Station family of EV solutions for use at homes, businesses and on the road. For example, working with Tokyo-based Takaoka Electric, we've developed the DC Quick Charger, which can **charge an electric vehicle's battery to 80 percent capacity in 15 to 30 minutes.** The technology was showcased this summer during Mitsubishi Motors' "Electrified Highways" test, in which editors from leading auto publications drove five Mitsubishi Innovative Electric Vehicles from San Francisco to Sacramento, California.


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fedex.com

34 Our valves and pumps helped upgrade the water turbine at **Forsse Power Station on Sweden's Ångermanälven River.**

Because hybrid technology isn't just for cars.

35 More than 4,500 of our hybrid power systems are in use today on buses, delivery trucks, refuse and recycling trucks, utility vehicles and other commercial applications. **Collectively, our hybrid systems have accumulated more than 100 million miles of service in countries all over the world,** reducing energy consumption by an estimated 4 million gallons of fuel and harmful emissions by 40,000 metric tons.

36 Leading brands—including FedEx, UPS, Coca-Cola and Wal-Mart—employ our hybrid power systems in their delivery trucks. That's helping to attract more vehicle manufacturers to adopt our technology, too. That growing list includes Daimler Trucks' Mercedes-Benz Blue Tec Atego Hybrid, part of a new range of Mercedes-Benz Atego vehicles named **2010 Truck of the Year at the IAA Show in Hanover, Germany,** the world's largest commercial vehicle event.

38 **We're deploying electric vehicle charging solutions, not just talking about them.** Initial installations include the University of Notre Dame in South Bend, Indiana, and the city of Raleigh, North Carolina, which plans to install 30 public EV charging stations by fall 2011. We're also working with Plug In Carolina to install Eaton charging stations in eight South Carolina cities.

39 Eaton has joined IBM, AECOM, Beiqi Foton and other technology leaders to form **an alliance to accelerate deployment of electric vehicles across China.** Known as NESTIA, the alliance brings together experts in numerous disciplines, including city planning and smart grid infrastructure, to develop holistic solutions to facilitate faster adoption of clean energy vehicles.

40 **Can solar power be used to facilitate electric vehicle charging?** Eaton is collaborating with the Electric Power Research Institute and Tennessee Valley Authority to find out. Together, we're building a prototype solar-assisted SMART station that aims to charge electric vehicles more quickly, reliably and cost-effectively, helping to guide the development of future systems.


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no. 41

Because we make it easier for customers to save money, reduce energy use and shrink their carbon footprint.

Eaton helps truck fleet operators and construction companies cut costs without cutting corners. Our new fully automated UltraShift PLUS transmissions make it **easier than ever for operators to drive and operate a broad range of heavy-duty trucks**—from long-haul semis to concrete mixers, dump trucks and other vocational vehicles. In addition to being more fuel-efficient, the transmissions help reduce strain on drivers, improve safety performance and reduce maintenance costs.

42 All-wheel drive comes with a cost—when you buy a new vehicle and when you operate it, too. Our new UltraPosi electronic limited-slip differential is a more affordable two-wheel drive system that **delivers most of the benefits of all-wheel drive, while improving fuel economy by as much as 10 percent.** The innovative technology delivers instant traction and stability, reduces vehicle weight and makes driving in all conditions safer and more enjoyable.

43 Eaton has long helped large businesses monitor and manage their energy consumption. Working with Echelon and Kapsch BusinessCom, we're now introducing capabilities to homeowners, too. Applying "smart meter" technology, Eaton xComfort home automation systems can now provide **a continuous, easy-to-read display of a home's electricity use,** enabling consumers to make more informed decisions about how to power their homes more efficiently.

44 Cruise ships often keep their diesel engines running when in port to provide electrical power to passengers and on-board systems. We're working with Cochran Marine to develop a better solution—an automated shore power system that enables equipped vessels to turn off engines, without powering the ship down or turning off lights, **reducing carbon emissions up to 87 tons at each port stop.**

no. 45

Because we're working with emerging global leaders.

India's Mahindra and Mahindra (M&M), a diversified manufacturer and information technology company, is just one of our growing list of global customers. During 2010, we earned M&M's New Technology Award for innovations that make the company's tractors easier to operate and less expensive to manufacture.

Among other emerging global brands we are proud to support:

46 **India's JCB,** the third-largest construction equipment manufacturer, and No. 1 backhoe producer, in the world.

47 **India's Tata Motors Ltd.,** the country's largest automobile company, and the world's fourth-largest truck manufacturer and second-largest bus manufacturer.

48 **China's Beiqi Foton Motor Co. Ltd.,** one of the country's largest manufacturers of commercial vehicles, including hybrid-power city buses and other clean-energy vehicles.

49 **China's BOE Technology Group,** a leading suppler of display panels for computer monitors, televisions and other devices.

50 **Brazil's Embraer,** one of the world's largest manufacturers of commercial jets up to 120 seats.

51 **China's Changsha Zoomlion** Heavy Industry Science & Technology Development Co., a diversified construction equipment manufacturer, and the largest concrete machinery manufacturer in the world.

52 **China's Sany Group,** a global manufacturer of construction equipment and machinery.

53 **China's Chery Automobile,** the country's leading independent auto manufacturer and one of the fastest-growing automakers in the world.

54 **Russia's Irkut Corporation,** an aircraft manufacturer and developer of the new MC-21 line of single-aisle passenger jets.

55 **Denmark's Vestas,** the world leader in wind-energy technology, with operations in 65 countries.



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Because we know how to go to extremes for our customers.

56 **Eaton hydraulic equipment played a major role in the rescue of 33 trapped miners in Chile.** Rigs equipped with our products drilled the initial bore hole that allowed rescuers to locate the miners and widened the 2,300-foot-deep shaft that was used for their escape capsule.

57 Nashville's Gaylord Opryland Hotel and Conference Center—the world's largest non-casino hotel—was flooded with up to 12 feet of water in May 2010, cutting off its power supply. **A team of 40 Eaton Electrical Service and Systems employees worked day and night to rebuild and restore the protective relaying, metering and control schemes in the complex's powerhouse,** speeding the reopening of the landmark facility.

58 An Eaton hydraulic system helps power a continuous bore mining machine in Saskatchewan, Canada, that can **extract up to 1,200 tons of potash ore an hour.**

59 Anderson Air Force Base picked Eaton KYNAR tubing for use on jet refueling trucks when competitive products broke down in Guam's **year-round tropical temperatures and ultraviolet radiation.**

60 Eaton's Hydraulic Launch Assist system helps save fuel in refuse trucks and other vehicles that stop and go repeatedly. The hybrid technology has proven effective and reliable even in **extreme climates—from Houston, Texas to Denver, Colorado—** and has saved 1,000 gallons of gas per year in trucks that stop 800 or more times a day.

no. 61

Because we know how to think big. (Really big.)

Eaton Hydrokraft axial-piston pumps provide the hydraulic muscle for MAN Diesel & Turbo's new camshaftless "Intelligent Engines," which **propel the world's largest oceangoing vessels.** Our innovative pump design reduces fuel consumption and emissions of the enormous 2,300-ton engines compared to traditional solutions.

62 Eaton Pow-R-Way III busway—which distributes power in buildings more efficiently and economically—is used in 168 floors of **Dubai's Burj Khalifa, the world's tallest building.** You'll find our busway in Taipei 101, the world's second-tallest building, too.

63 We expanded our strategic supplier relationship with Airbus, for whom we provide key hydraulic, fuel and propulsion subsystems and components for multiple platforms, including the A380—**the world's largest passenger aircraft**—and the new A350 XWB aircraft.

64 Global demand for minerals is pushing mining companies to find safer, faster and more productive means to process those resources. During 2010, **we introduced the world's largest clutch,** which enables mills to significantly accelerate their production. The new Eaton VC clutch also reduces wear and tear on components.

But we know how to think small, too.

65 **Eaton superchargers enable vehicles with small engines to deliver the power of much larger ones,** while using less fuel and reducing emissions. Nissan's Micra is the latest vehicle to offer the technology, while Volkswagen's Eaton-equipped 1.4L TSI Twincharger won the 2010 International Engine of the Year award in Stuttgart.

66 We're working with vehicle manufacturers to **replace traditional steel engine components—from cylinder head covers to oil pans**—with high-performance plastic counterparts, reducing weight, improving component integration and increasing durability.

67 Our new air-conditioning **hoses can handle new environmentally friendly refrigerants** that stay in the atmosphere only four days versus more than 1,400 days for conventional refrigerants.

68 Eaton is leading the development of new electro-hydraulic systems that combine brains and brawn, enabling equipment manufacturers to **pack more power into smaller, more compact product designs.**

no. 69

Because we're helping our customers meet growing regulatory challenges.

Eaton products are helping our customers meet challenging sustainability regulations and guidelines without sacrificing performance. Europe 2020, for example, calls for European Union countries to reduce **greenhouse gas emissions by at least 20 percent,** compared to 1990 levels, and increase energy efficiency by 20 percent.

70 Eaton is designing a new generation of arc-fault protective devices to make civil and military aircraft safer, and contribute to the **Clean Sky European joint technology initiative,** which aims to reduce aircraft fuel consumption, emissions and noise, among other goals.

71 U.S. Environmental Protection Agency Tier 4 regulations mandate that engine manufacturers for off-highway equipment significantly **reduce particulate matter and nitrogen oxide emissions.** High-pressure Eaton electro-hydraulic systems help our customers meet the requirement.

Because we're integrating our strengths better than ever.

72 Our electrical, hydraulics and filtration businesses are working together to meet the **upstream, midstream and downstream needs of oil-and-gas industry customers,** helping to make the entire energy supply chain safer and more reliable, productive and efficient.

73 We're developing **integrated solutions to help Fiat address a broad range of needs**—from improving fuel economy in its cars and trucks to increasing productivity and energy efficiency in its factories.

74 We're demonstrating the power of One Eaton by **combining hydraulic and electrical solutions, including lean automation products,** for machine builders across the world.

75 Our vehicle and hydraulics businesses are combining to develop **integrated solutions for construction equipment manufacturers,** as we demonstrated at Bauma China 2010.

Because we're not afraid to invest in the future.

76 **We've agreed to acquire ACTOM's low-voltage electrical business in South Africa,** establishing a direct presence for Eaton in the South African power distribution and power quality markets.

77 **We've formed an alliance with Germany's Linde Hydraulics,** extending our product range with new DuraForce high-pressure products to deliver complete systems for mobile and industrial applications.

78 **We acquired Wright Line Holding,** a leading manufacturer of customized enclosure and thermal management products, enabling us to expand our portfolio of electronic storage solutions, as well as solutions to cool, power and increase the energy efficiency of data centers.

79 **We acquired CopperLogic,** a manufacturer of electrical and electromechanical systems, making us a more complete partner to machinery original equipment manufacturers.

80 **We acquired Tuthill Corporation's Coupling Group,** a maker of pneumatic and hydraulic quick coupling solutions and leak-free connectors, expanding our customer solutions.



Want to know more? Visit our online annual report for links to more in-depth information about "Eaton 100" stories at www.eaton.com/annualreport.

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84
85
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GROWING SUSTAINABLY

SUSTAINABILITY IS INTEGRAL TO EATON'S BUSINESS AND CULTURE—WHICH IS WHY WE PUBLISH AN INTEGRATED ANNUAL AND SUSTAINABILITY REPORT.

Sustainability has many definitions. At Eaton, we simply describe it as meeting the needs of today's world in ways that will help protect and improve tomorrow's. That thinking guides every action we take as a company—from the energy-efficient products we design to the processes we use to attract, develop, manage and retain our people. We're not perfect at it, but we keep getting better year after year. By "growing sustainably," we're helping to create an environment in which Eaton's business will continue to flourish—in this decade, and for many decades to come.

no. 81

Because we're One Eaton—in word and action.

The Eaton Business System (EBS) unites Eaton people worldwide behind a single vision and mission, a shared set of values and a common philosophy. EBS not only provides our businesses with a proven set of processes, it also serves as a compass that directs and measures the actions, decisions and behaviors of our employees.

82 At Eaton, we care as much about how things get done as what gets done. We believe that **high performance is only truly achieved by "Doing Business Right."**

83 During 2010, we updated Eaton's values and philosophy, strengthening **our long-standing commitment to the highest ethical standards,** to promoting the well-being of our employees and to improving the environment and our communities.

Because we help protect the environment.

84 Eaton power management solutions increase the energy efficiency of buildings, vehicles and machinery, help to conserve natural resources, shrink the carbon footprint of our customers and **reduce the environmental impact of everyday life.**

Because we practice what we preach.

85 **We've reduced our greenhouse gas (GHG) emissions, indexed to sales, by 12.9 percent since 2006,** keeping us on track to meet our goal of reducing GHG emissions by 18 percent by 2012 as a member of Business Roundtable's Climate RESOLVE initiative.

86 We have designed our new global headquarters, being built in Cleveland, Ohio, to be **a model for sustainability,** embracing energy-efficient technologies and creating an environment that will promote employee interaction, learning and wellness.

87 **Our Asia Pacific headquarters in Shanghai earned Leadership in Energy and Environmental Design (LEED) Gold** certification from the U.S. Green Building Council in 2010, making it the largest LEED-certified commercial interior project in China at the time and Eaton's first fully certified LEED Gold facility.

88 **We promote new sustainable manufacturing initiatives.** Our vehicle business, for example, remanufactures service transmissions and clutches that would otherwise be processed as scrap metal. We also manufacture the gears and shafts in our transmissions with SBQ (special bar quality) recycled steel.

Because responsible businesses want to work with other responsible businesses.

89 Eaton's longstanding commitment to ethical standards and practices continues to help us win both customers and kudos. Ethisphere Institute named Eaton to its 2010 list of the **World's Most Ethical Companies.** Only 36 companies, including Eaton, have won the prestigious award every year since its inception in 2007.

90 **Eaton ranked 16th in *Newsweek* magazine's Green Rankings of America's 500 largest companies** in 2010—compared to 43rd the year before. We also climbed from third to first among general industrial companies, based on third-party evaluation of our company's environmental impact, green policies and reputation.

91 We were named one of *Corporate Responsibility Officer* magazine's **"100 Best Corporate Citizens"** for the third straight year, and appeared in *Business Watch* magazine's "China Green Company Top 10."

92 **We ranked 41st on Bloomberg Maplecroft's 2010 Climate Innovation Index,** based on Eaton's performance across a range of factors, including our management policies, mitigation and reduction of carbon emissions and the development of new technologies and innovations aimed at reducing climate change.

Because we've integrated sustainability into our culture.

93 Protecting the environment is integral to Eaton's culture, and **conservation is part of our mindset.** In Latin America, for example, Eaton employees have developed innovative water conservation programs that gather rainwater for industrial use, and collect condensed water from air-conditioning units for landscape irrigation. In Germany, we're using recycled water to cool machines.

94 Our Asia Pacific headquarters hosted a **"Low Carbon Expo," promoting green commuting** to Eaton employees and other multinational companies. Our facility in Romania declared "bike day," allowing no personal or company cars on the grounds.

95 **Eaton employees led World Environment Week activities** across the globe, forming "green teams" to promote and share sustainable practices at work and in the community, in support of the United Nations' World Environment Day.

no. 96

Because we're helping to bring great minds together.

During 2010, **we hosted a series of "Energy Evolution" symposia across the U.S.** that brought together experts from industry, the public sector and academia to discuss vital energy management issues. Speakers included former U.S. Secretary of Energy Spencer Abraham.

97 We also hosted **the China Sustainability Seminar in Beijing,** bringing together industry experts, scholars, public officials and media to discuss the role of multinational companies in environmental sustainability and corporate social responsibility.

Because we treat our neighbors with respect.

98 Eaton employees make their own decisions about how to help and support their communities—based on their community's needs. Our local plants in Brazil, for example, are **helping to provide vocational training to youth from low-income families** through the Formare project.

99 Our employees in Asheville, North Carolina, support Mountain Housing Opportunities, which **improves homes, communities and lives in the region,** including providing low-income, elderly and disabled individuals with home ownership and emergency repair assistance.

no. 100

Because of people like Shritej.

More than 150 Eaton employees and their families—including young Shritej Tekale—gathered to celebrate World Environment Day in June 2010, committing to plant 1,000 saplings at Banner Hill in Pune, India. The event highlighted the need for **conservation and development to go hand in hand,** protecting the environment for future generations.



Want to know more? Visit our online annual report for links to more in-depth information about "Eaton 100" stories at www.eaton.com/annualreport.


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EATON SUSTAINABILTY SCORECARD

Energy Consumption

Indexed to sales, our energy use decreased by 7.6 percent in 2010 compared to 2009. On an absolute basis, our energy consumption increased by 110 million kilowatt hours, or 7.1 percent compared to the prior year.


ENERGY USED BY REGION
Million kilowatt-hours
Indirect – 2009
Direct – 2009
Indirect – 2010
Direct – 2010
894 948
529 559
365 389
337 363
286 299
51 64
239 256
169 187
70 69
80 93
75 89
5 4
1550 1660
1059 1134
491 526
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total


INDEXED ENERGY USED BY REGION
Kilowatt-hours per $1000 of sales
Indirect – 2009
Direct – 2009
Indirect – 2010
Direct – 2010
196 182
116 107
80 75
169 145
143 120
26 25
167 170
118 124
49 46
146 136
137 130
9 6
181 168
124 114
57 54
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Energy Consumption Data represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 13 percent were located in Asia Pacific; 24 percent in Europe, the Middle East and Africa; 16 percent in Latin America; and 47 percent in North America. When we compare 2010 to 2009, sales from the manufacturing plants used to create Eaton's energy profile increased by 15.9 percent.

CO_2 Generation

Indexed to sales, our greenhouse gas (GHG) generation decreased by 7.1 percent in 2010 compared to 2009. On an absolute basis, we increased our GHG generation by 50,000 metric tons (from 655,000 metric tons to 705,000 metric tons), or 7.7 percent compared to the prior year.

Since 2006, we have reduced the total amount of carbon dioxide generated by our operations from 922,000 metric tons to 705,000 metric tons. Indexed to sales, we lowered our GHG emissions by 12.9 percent over the period, keeping us on track to meet our Business Roundtable pledge of reducing indexed GHG by 18 percent through 2012, as shown in the Indexed Carbon Dioxide chart.


CARBON DIOXIDE GENERATED
Thousand metric tons of CO2 per year
Indirect
Direct
922 883 835 655 705
798 766 725 566 610
124 117 110 89 95
2006 2007 2008 2009 2010


INDEXED CARBON DIOXIDE
Metric tons of CO2 per million dollars of sales
Indirect
Direct
82 76 71 77 71 67 65
71 66 62 66 62 59 57
11 10 9 11 9 8 8
2006 2007 2008 2009 2010 2011* 2012*
*Projected

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.


CARBON DIOXIDE GENERATED BY REGION
Thousand metric tons
Indirect – 2009
Direct – 2009
Indirect – 2010
Direct – 2010
416 445
350 374
66 71
89 90
79 79
10 11
96 106
84 94
12 12
54 64
53 63
1 1
655 705
566 610
89 95
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total


INDEXED CARBON DIOXIDE BY REGION
Metric tons of CO2 per million dollars of sales
Indirect – 2009
Direct – 2009
Indirect – 2010
Direct – 2010
91 85
77 72
14 13
44 36
39 32
5 4
67 71
58 62
9 9
98 93
96 92
2 1
77 71
66 62
11 9
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other energy sources. When we compare 2010 to 2009, sales from the manufacturing plants used to create Eaton's carbon dioxide profile increased by 15.9 percent.

Waste Generation

Indexed to sales, our waste generation decreased by 1.2 percent in 2010 compared to 2009. On an absolute basis, we increased our waste generation by 16.2 percent from 124,300 metric tons in 2009 to 144,400 metric tons in 2010, a total increase of 20,100 metric tons.

WASTE GENERATED BY REGION
Thousand metric tons of waste



Total Non-hazardous Waste – 2009
Total Hazardous Waste – 2009
Total Non-hazardous Waste – 2010
Total Hazardous Waste – 2010
62.3
69.6
41.8
49.7
15.4
18.3
4.8
6.8
124.3
144.4
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

INDEXED WASTE GENERATED BY REGION
Metric tons of waste per million dollars of sales



Total Non-hazardous Waste Indexed to Sales – 2009
Total Hazardous Waste Indexed to Sales – 2009
Total Non-hazardous Waste Indexed to Sales – 2010
Total Hazardous Waste Indexed to Sales – 2010
13.9
13.5
21.9
20.6
11.4
12.9
7.6
8.0
14.9
14.7
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 15 percent were in Asia Pacific; 23 percent in Europe, the Middle East and Africa; 17 percent in Latin America; and 45 percent in North America. When we compare 2010 to 2009, sales from the manufacturing plants used to create Eaton's waste profile increased by 17.7 percent.

Water Consumption

Indexed to sales, our water consumption decreased by 18.2 percent in 2010 compared to 2009. On an absolute basis, we decreased our water consumption by 3.8 percent compared to the prior year. Eaton does not consume large volumes of water, therefore, the majority of the decrease relates to reduction efforts at only a few targeted plants.

WATER CONSUMED BY REGION
Thousand cubic meters of water



Total Water Purchased – 2009
Total Water Withdrawn – 2009
Total Water Purchased – 2010
Total Water Withdrawn – 2010
2,334
2,206
1,914
485
292
591
604
301
281
303
428
373
231
142
376
407
396
11
3,729
3,590
2,842
984
748
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

INDEXED WATER CONSUMED BY REGION
Cubic meters of water per $1,000 of sales



Total Water Purchased Indexed for Sales – 2009
Total Water Withdrawn Indexed for Sales – 2009
Total Water Purchased Indexed for Sales – 2010
Total Water Withdrawn Indexed for Sales – 2010
0.52
0.43
0.41
0.37
0.11
0.06
0.31
0.25
0.16
0.12
0.15
0.13
0.32
0.26
0.17
0.16
0.15
0.10
0.59
0.48
0.57
0.47
0.02
0.01
0.45
0.36
0.33
0.28
0.12
0.08
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 15 percent were in Asia Pacific; 23 percent in Europe, the Middle East and Africa; 17 percent in Latin America; and 45 percent in North America. When we compare 2010 to 2009, sales from the manufacturing plants used to create Eaton's water profile increased by 17.7 percent.

Health and Safety

While we continue to improve our safety performance, we underperformed against our targets for both Total Recordable Cases and Days Away Cases, which are common safety measures. Our performance showed a Days Away Case Rate of 0.37 versus a goal of 0.20 and 1.02 for the Total Recordable Case Rate versus a goal of 1.00.

TOTAL RECORDABLE CASE RATES (TRCR)
Rate per 100 employees



TRCR 2009
TRCR 2010
1.65
1.43
0.76
0.45
1.20
1.39
0.42
0.43
1.17
1.02
1.00 TRCR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

DAYS AWAY CASE RATES (DACR)
Rate per 100 employees



DACR 2009
DACR 2010
0.35
0.24
0.52
0.22
0.95
1.15
0.27
0.26
0.48
0.37
0.20 DACR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.

Energy, waste, water and safety data are collected and reported through use of company processes that are designed to produce reliable information. These processes include manual steps that may introduce some variations in reported data. The company is seeking to lessen these variations through rigorous process improvement efforts.

Scorecard percent changes are based on actual values; rounded values are shown in the charts.

Eaton takes sustainability seriously—from using resources efficiently and developing products that reduce energy consumption and harmful emissions to improving the health and well-being of our employees and society.

Eaton is committed to being a global leader in protecting our environment, our people and the communities in which we live and work. We furthered that commitment in 2010 by joining the World Business Council for Sustainable Development, a coalition of 200 leading global companies working to advance sustainable development through advocacy on critical issues of economic growth, ecological balance and social progress.

Environment, health and safety performance

Our global Environment, Health and Safety (EHS) efforts—driven by both worldwide initiatives and the individual initiatives of our plants and facilities—continued to deliver measurable results in 2010, although we fell short of some of our goals, which we share publicly:

- We decreased our greenhouse gas (GHG) emissions by 7.1 percent, indexed to sales, topping our 6 percent reduction goal for the year.
- We reduced our waste generation by 1.2 percent, indexed to sales (falling short of our 3 percent annual goal). We also reduced our water consumption by 18.2 percent, indexed to sales (exceeding our 3 percent annual goal), and by 3.8 percent on an absolute basis.

We continued to improve our safety performance for the sixth straight year, reducing our Days Away Case Rate (DACR) to 0.37 (compared to 0.48 in 2009) and our Total Recordable Case Rate (TRCR) to 1.02 (compared to 1.17 in 2009). Still, we fell short of our aggressive goals of 0.20 DACR and 1.00 TRCR, which we set five years ago. We had two fatalities—one in Belmond, Iowa, and one in Bielsko-Biala, Poland.

Since 2006, we have reduced our GHG emissions by 12.9 percent, indexed to sales, keeping us on track to meet our 18 percent reduction goal by 2012 as a member of Business Roundtable's Climate RESOLVE initiative. In 2010, we expanded that commitment by pledging to reduce our global energy use by 25 percent, indexed to sales, between 2006 and 2016, as a new member of the U.S. Department of Energy's Save Energy Now LEADER program.

Our goals for 2011 (indexed to sales and expressed as a comparison to 2010 results, except for safety data):

- Reduce GHG emissions by 6 percent.
- Reduce waste generation by 3 percent.
- Reduce water consumption by 3 percent.
- Improve our Total Recordable Case Rate to 0.90 and improve our Days Away Case Rate to 0.30.

Reducing energy consumption and GHG emissions

Our efforts to reduce energy consumption and GHG emissions are strategically focused and empirically driven. We target those projects that deliver the greatest benefits—most cost-effectively—and we hold ourselves accountable for the results. In 2010, the Carbon Disclosure Project (CDP) ranked Eaton's disclosure practices in a tie for third (with a score of 78) among industrial companies. According to CDP, scores over 70 indicate a "strong understanding and management of company specific exposure to climate related risks and opportunities."

During 2010, we achieved our GHG reductions, indexed to sales, through three principal means: 1) strategic decisions, including facility consolidations; 2) direct energy-reduction projects such as improving lighting systems, process equipment and heating, ventilation and air conditioning systems; and 3) indirect reductions from upgrading old equipment to newer, more energy-efficient equipment. In addition, we are promoting energy-saving habits and behaviors, including providing incentives that reward employees in our fleet program for driving four-cylinder vehicles.

Among our activities, we expanded energy-management training, energy assessments and individual project evaluations. Guided by research conducted through our completed Vision Project, we also began to make companywide infrastructure improvements in several key areas, including installing high-efficiency lighting and skylights to our facilities. During 2011, we plan to add solar installations to several facilities.

While the standard is still in development, Eaton has already begun to use various elements of ISO 50001, a new international energy-management framework, to guide our own energy-management practices.

EHS success stories from across the globe

Many of our individual facilities achieved exemplary EHS results in 2010.

- By installing energy-efficient fluorescent lighting, our aerospace plant in Euclid, Ohio, will reduce GHG emissions by more than 1,600 metric tons annually and save more than $150,000 a year.
- Through a combination of efforts—including the installation of Eaton adjustable-frequency drives on injection molding machines—our electrical component plant in Las Piedras, Puerto Rico, projects an annual reduction in energy consumption of 3.1 million kilowatt-hours per year, reducing CO_2 emissions by 1,800 tons annually.
- In 2010, our electrical manufacturing facility in Milton, Ontario, Canada, diverted 530 metric tons, or 97 percent, of its waste from the landfill.
- In Guaratinguetá, Brazil, our hydraulics plant invested in a new wastewater pump station, which it shares with 110 homes in its community, to keep local water supplies clean.
- Thanks to improved safety processes, our hydraulics plant in Jining City, Shandong Province, China, and an automotive plant in Reynosa, Mexico, passed a significant milestone in 2010—2 million hours without a lost workday due to injury.

Beyond our own walls, we continued to strengthen our supplier qualification processes in 2010, and we joined the Carbon Disclosure Project's Supply Chain initiative. We're also evaluating the environmental impact of our fleet vehicle and travel programs, and have begun to evaluate our global logistics network.

Designing products for the environment

During 2010, we established standards and procedures for conducting life-cycle assessments (LCAs) on Eaton products—cradle-to-grave evaluations of their environmental impact—and completed our first LCAs on key electrical products that contribute to our customers' sustainability goals. We're also working to formally include "design for the environment" standards into our PROLaunch product design process.

Three Eaton products earned our "Green Solutions" designation in 2010 for delivering exceptional environmental benefits. These included a new pivot irrigation hose made of 100 percent recycled material, and we're encouraging the industry to pursue similar recycled manufacturing processes.

Ethical business is Eaton's only business

Eaton is a global leader in ethical business practices, and we've been recognized as one of the most ethical companies in the world. During 2010, we further strengthened that commitment by providing expanded anti-corruption training to employees whose responsibilities put them on the front line where bribery may occur. We introduced an online gift and entertainment reporting tool to provide more transparency around the gift and entertainment practices across Eaton. We are also developing programs to ensure our business partners are just as committed to ethical business practices.

Eaton offers a 24-hour Ethics and Financial Integrity Help Line for obtaining information, getting help or reporting misconduct. In our annual survey, nearly nine out of 10 global employees agreed with the statement, "If I discovered a violation of the Code of Ethics, I would know where to report it."

Employees can also turn to our Office of the Ombuds, an independent, neutral and confidential resource for identifying and resolving work-related issues and problems. During 2010, we expanded our Ombuds services for employees in the U.K. and India, and opened an office in India staffed by a full-time ombudsperson. Employee calls and visits to our Ombuds offices can often provide early warnings of potential problems that can be referred, with an employee's permission, to our Global Ethics and Compliance office or to management. In 2010, four of our ombudspersons completed the qualifications for and attained Certified Organizational Ombudsman Practitioner (CO-OP) status. One is the first CO-OP in China.


Eaton Charitable Contributions
United Way
Gift Matching
Domestic
International
Disaster Relief
2006
$6,251,000
2007
$6,963,000
2008
$7,948,000
2009
$6,784,000
2010
$7,310,000

Helping our neighbors and friends

The cities of Beaver, Pennsylvania; Baden-Baden, Germany; and Beijing, China are all home to Eaton facilities. But that's where most of the similarities end, especially when it comes to the social needs of those communities. That's why Eaton takes a different approach to corporate giving than many companies—we let the people at our local facilities determine where we donate a large share of our contributions, based on the needs in their communities and the interests of our employees. Those donations go to hundreds of local organizations every year—from arts associations and schools to groups that support the health and well-being of the young, old and everyone in between. Eaton people also donate countless hours of their own time to those same organizations every year.

We base our yearly contributions on a rolling average of our annual profits, so as we grow, so do our contributions to the communities in which we live and work. In 2010, that totaled $7.3 million, which included $728,000 in corporate matches through our retiree and employee matching gift program. Eaton employees donated nearly $3.1 million to 113 local United Way campaigns during the year. We added $1.8 million in corporate matches, for a total United Way contribution of $4.9 million. During the year, we also contributed more than $240,000 to disaster relief—including $134,000 to relief efforts in Haiti and $70,000 to support victims of earthquakes in China.

Cultivating an engaged and educated workforce

At Eaton, we're always looking for new ways to get better. That's why we're in frequent dialogue with our customers and employees, both face-to-face and through surveys and other tools. Last year, our annual employee survey topped 96 percent participation globally, among the highest scores for companies of our size and diversity.

Among the ways we keep getting better: We expanded our Eaton University learning management system to selected plant-floor locations for the first time, giving more people access to our knowledge-sharing tools. We also piloted new "coaching" programs and expanded our leadership curriculum—including our "Future Leader Zone" to help develop the skills and competencies of top talent at all levels of the organization.

Enhancing our sustainability reporting

For more information about Eaton's sustainability efforts, please visit our website: www.eaton.com/sustainability. There you'll find additional metrics about our performance, including a table that conforms to and cross-references Global Reporting Initiative (GRI) reporting guidelines and our expanded performance indicators.

To continually improve our efforts, we solicit input from a Customer Advisory Board (CAB) to ensure that our programs and communication efforts are meeting the needs of that important stakeholder group. We also hope to expand to additional stakeholders over time. Among items we're looking to expand, based on input from our CAB: Conducting a materiality analysis to ensure that we're focusing on issues that matter most to our business and to society.

THE NUMBERS

25 Reports on Financial Statements
26 Reports on Internal Control Over Financial Reporting
27 Consolidated Financial Statements
31 Notes to Consolidated Financial Statements
46 Management's Discussion and Analysis
52 Quarterly Data
53 Ten-Year Consolidated Financial Summary
54 Directors and Officers
55 Shareholder Information

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eaton Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.



Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2010. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of five independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.



Alexander M. Cutler
Chairman and Chief Executive Officer; President



Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer



Billie K. Rawot
Senior Vice President and Controller

February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited Eaton Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.



Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. This report is included herein.



Alexander M. Cutler

Chairman and Chief Executive Officer; President



Richard H. Fearon

Vice Chairman and Chief Financial and Planning Officer



Billie K. Rawot

Senior Vice President and Controller

February 25, 2011

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31	**2010**	2009	2008
(In millions except for per share data)			
Net sales	$ 13,715	$ 11,873	$ 15,376
Cost of products sold	9,633	8,782	11,191
Selling and administrative expense	2,486	2,252	2,513
Research and development expense	425	395	417
Interest expense-net	136	150	157
Other (income) expense-net	(1)	(9)	(42)
Income from continuing operations before income taxes	1,036	303	1,140
Income tax expense (benefit)	99	(82)	73
Income from continuing operations	937	385	1,067
Income from discontinued operations	-	-	3
Net income	937	385	1,070
Less net income for noncontrolling interests	(8)	(2)	(12)
Net income attributable to Eaton common shareholders	$ 929	$ 383	$ 1,058
Net income per common share – diluted			
Continuing operations	$ 2.73	$ 1.14	$ 3.25
Discontinued operations	-	-	0.01
Total	$ 2.73	$ 1.14	$ 3.26
Net income per common share – basic			
Continuing operations	$ 2.76	$ 1.16	$ 3.29
Discontinued operations	-	-	0.01
Total	$ 2.76	$ 1.16	$ 3.30
Weighted-average number of common shares outstanding			
Diluted	339.5	335.8	324.6
Basic	335.5	332.7	320.4
Cash dividends paid per common share	$ 1.08	$ 1.00	$ 1.00

Net income per common share, weighted-average number of common shares outstanding and cash dividends paid per common share have been restated to give effect to the two-for-one stock split. See Note 1 for additional information.

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31	**2010**	2009
(In millions)		
Assets		
Current assets		
Cash	$ 333	$ 340
Short-term investments	838	433
Accounts receivable-net	2,239	1,899
Inventory	1,564	1,326
Deferred income taxes	303	377
Prepaid expenses and other current assets	229	149
Total current assets	5,506	4,524
Property, plant and equipment		
Land and buildings	1,494	1,459
Machinery and equipment	4,485	4,241
Gross property, plant and equipment	5,979	5,700
Accumulated depreciation	(3,502)	(3,255)
Net property, plant and equipment	2,477	2,445
Other noncurrent assets		
Goodwill	5,454	5,435
Other intangible assets	2,272	2,441
Deferred income taxes	1,001	973
Other assets	542	464
Total assets	$17,252	$16,282
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt	$ 72	$ 113
Current portion of long-term debt	4	5
Accounts payable	1,408	1,057
Accrued compensation	465	256
Other current liabilities	1,284	1,258
Total current liabilities	3,233	2,689
Noncurrent liabilities		
Long-term debt	3,382	3,349
Pension liabilities	1,429	1,586
Other postretirement benefits liabilities	743	754
Deferred income taxes	487	550
Other noncurrent liabilities	575	536
Total noncurrent liabilities	6,616	6,775
Shareholders' equity		
Common shares (339.9 million outstanding in 2010 and 332.3 million in 2009)	170	166
Capital in excess of par value	4,093	3,947
Retained earnings	4,455	3,893
Accumulated other comprehensive loss	(1,348)	(1,208)
Deferred compensation plans	(8)	(21)
Total Eaton shareholders' equity	7,362	6,777
Noncontrolling interests	41	41
Total equity	7,403	6,818
Total liabilities and equity	$17,252	$16,282

The number of common shares outstanding, Common shares, Capital in excess of par value and Retained earnings have been restated to give effect to the two-for-one stock split. See Note 1 for additional information.

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31	**2010**	2009	2008
(In millions)			
Operating activities			
Net income	$ 937	$ 385	$ 1,070
Adjustments to reconcile to net cash provided by operating activities			
Depreciation and amortization	551	573	571
Deferred income taxes	26	(191)	(225)
Pension expense	179	270	215
Contributions to pension plans	(403)	(271)	(210)
Changes in working capital			
Accounts receivable-net	(305)	440	128
Inventory	(219)	292	118
Accounts payable	322	(73)	(208)
Other-net	194	(17)	(18)
Net cash provided by operating activities	1,282	1,408	1,441
Investing activities			
Capital expenditures for property, plant and equipment	(394)	(195)	(448)
Cash paid for acquisitions of businesses	(222)	(10)	(2,807)
(Purchases) sales of short-term investments-net	(392)	(64)	100
Other-net	(4)	44	(35)
Net cash used in investing activities	(1,012)	(225)	(3,190)
Financing activities			
Borrowings with original maturities of more than three months			
Proceeds	55	558	1,656
Payments	(65)	(887)	(984)
Borrowings with original maturities of less than three months-net (primarily commercial paper)	(37)	(424)	(5)
Cash dividends paid	(363)	(334)	(320)
Sale of common shares	-	-	1,522
Exercise of employee stock options	157	27	47
Purchase of common shares	-	-	(100)
Other-net	(8)	(1)	(1)
Net cash (used in) provided by financing activities	(261)	(1,061)	1,815
Effect of foreign exchange rate changes on cash	(16)	30	(20)
Total (decrease) increase in cash	(7)	152	46
Cash at the beginning of the year	340	188	142
Cash at the end of the year	$ 333	$ 340	$ 188

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)	Common shares		Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Deferred compensation plans	Total Eaton shareholders' equity	Noncontrolling interests	Total equity
	Shares	Dollars							
Balance at January 1, 2008	292.0	$ 146	$2,290	$3,184	$ (423)	$ (25)	$5,172	$ 59	$5,231
Net income	-	-	-	1,058	-	-	1,058	12	1,070
Foreign currency translation and related hedging instruments (net of income tax benefit of $68)	-	-	-	-	(722)	-	(722)	-	(722)
Pensions (net of income tax benefit of $227)	-	-	-	-	(419)	-	(419)	-	(419)
Other postretirement benefits (net of income tax expense of $31)	-	-	-	-	49	-	49	-	49
Cash flow hedges (net of income tax benefit of $12)	-	-	-	-	(23)	-	(23)	-	(23)
Other comprehensive loss							(1,115)	-	(1,115)
Total comprehensive loss							(57)	12	(45)
Effects of changing retirement benefit plans measurement date (net of income tax benefit of $8)	-	-	-	(11)	-	-	(11)	-	(11)
Cash dividends paid	-	-	-	(320)	-	-	(320)	(13)	(333)
Issuance of shares under employee benefit plans-net (net of income tax benefit of $16)	3.4	2	109	(2)	-	2	111	-	111
Sale of shares	37.4	19	1,503	-	-	-	1,522	-	1,522
Purchase of shares	(2.8)	(2)	(33)	(65)	-	-	(100)	-	(100)
Decrease in noncontrolling interests due to sale of business	-	-	-	-	-	-	-	(10)	(10)
Balance at December 31, 2008	330.0	165	3,869	3,844	(1,538)	(23)	6,317	48	6,365
Net income	-	-	-	383	-	-	383	2	385
Foreign currency translation and related hedging instruments (net of income tax expense of $45)	-	-	-	-	349	-	349	-	349
Pensions (net of income tax expense of $42)	-	-	-	-	1	-	1	-	1
Other postretirement benefits (net of income tax benefit of $14)	-	-	-	-	(56)	-	(56)	-	(56)
Cash flow hedges (net of income tax expense of $19)	-	-	-	-	36	-	36	-	36
Other comprehensive income							330	-	330
Total comprehensive income							713	2	715
Cash dividends paid	-	-	-	(334)	-	-	(334)	(5)	(339)
Issuance of shares under employee benefit plans-net (net of income tax benefit of $3)	2.3	1	78	-	-	2	81	-	81
Decrease in noncontrolling interests due to sale of business	-	-	-	-	-	-	-	(4)	(4)
Balance at December 31, 2009	332.3	166	3,947	3,893	(1,208)	(21)	6,777	41	6,818
Net income	-	-	-	929	-	-	929	8	937
Foreign currency translation and related hedging instruments	-	-	-	-	(78)	-	(78)	-	(78)
Pensions (net of income tax benefit of $30)	-	-	-	-	(61)	-	(61)	-	(61)
Other postretirement benefits (net of income tax benefit of $4)	-	-	-	-	(1)	-	(1)	-	(1)
Other comprehensive loss							(140)	-	(140)
Total comprehensive income							789	8	797
Cash dividends paid	-	-	-	(363)	-	-	(363)	(8)	(371)
Issuance of shares under employee benefit plans-net (net of income tax expense of $3)	7.6	4	146	(4)	-	13	159	-	159
Balance at December 31, 2010	339.9	$ 170	$4,093	$4,455	$(1,348)	$ (8)	$7,362	$ 41	$7,403

The number of common shares outstanding, Common shares, Capital in excess of par value and Retained earnings have been restated to give effect to the two-for-one stock split. See Note 1 for additional information.

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Amounts are in millions or shares unless indicated otherwise (per share data assume dilution).

Note 1. Summary of Significant Accounting Policies

General Information

Eaton Corporation (Eaton or Company) is a diversified power management company with 2010 sales of $13.7 billion. The Company is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates. Management has evaluated subsequent events through the date the consolidated financial statements were filed with the Securities Exchange Commission.

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's consolidated financial statements. Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7.

On January 27, 2011, Eaton's Board of Directors announced a two-for-one stock split of the Company's common shares effective in the form of a 100% stock dividend. The record date for the stock split was February 7, 2011, and the additional shares will be distributed on February 28, 2011. Accordingly, all per share amounts, average shares outstanding, shares outstanding, shares repurchased and equity based compensation presented in the consolidated financial statements and notes have been adjusted retroactively to reflect the stock split. Shareholders' equity has been retroactively adjusted to give effect to the stock split for all periods presented by reclassifying the par value of the additional shares issued in connection with the stock split to Common shares from Retained earnings and Capital in excess of par value.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Foreign Currency Translation

The functional currency for subsidiaries outside the United States is primarily the local currency. Financial statements for these subsidiaries are translated at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive loss. Gains and losses related to foreign currency transactions are recognized in Other (income) expense-net.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance, and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts generally are recognized as the services are provided.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and included in Cost of products sold, Selling and administrative expense, and Research and development expense, as appropriate. Cost of buildings are depreciated generally over 40 years and machinery and equipment over 3 to 10 years. At December 31, 2010, the weighted-average amortization period for intangible assets subject to amortization was 18 years for patents and technology and 17 years for customer relationships, primarily as a result of the long life of aircraft platforms. Software is generally amortized over a period up to 7 years.

Long-lived assets, except goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets are tested annually for impairment as of July 1 using a discounted cash flow model and other valuation techniques. Additionally, goodwill and indefinite life intangible assets are evaluated for impairment whenever events or circumstances indicate there may be a possible permanent loss of value.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results. A discounted cash flow model is used to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses are performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability.

For 2010, the fair value of Eaton's reporting units and indefinite life intangible assets substantially exceeded the respective carrying values. For additional information about goodwill and other intangible assets, see Note 4.

Derivative Financial Instruments and Hedging Activities

Eaton uses derivative financial instruments to manage the exposure to the volatility in raw material costs, foreign currency and interest rates on certain debt instruments. These instruments are marked to fair value. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether an instrument has been designated as a hedge. For those instruments that qualify for hedge accounting, Eaton designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation. Changes in fair value of these instruments that do not qualify for hedge accounting are recognized immediately in net income. See Note 12 for additional information about hedges and derivative financial instruments.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold. Warranty accrual estimates are based primarily on historical warranty claim experience and specific customer contracts. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as accruals for product recalls and other events when they are known and estimable. See Note 7 for additional information about warranty accruals.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be considered in the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recognized when sufficient information is available to estimate fair value.

Income Taxes

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the respective assets and liabilities, using enacted tax rates in effect for the year when the differences are expected to reverse. Deferred income tax assets are recognized for United States and non-United States income tax loss carryforwards and income tax credit carryforwards. Judgment is required in determining and evaluating income tax provisions and valuation allowances for deferred income tax assets. Eaton recognizes the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Eaton evaluates and adjusts these accruals based on changing facts and circumstances. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. For additional information about income taxes, see Note 8.

Stock Options and Restricted Stock Units

Eaton recognizes equity-based compensation expense based on the grant date fair value of the award over the period during which an employee is required to provide service in exchange for the award. Stock options are granted with an exercise price equal to the closing market price of Eaton common shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option-pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate, and the expected dividend yield. The fair value of restricted stock units is based on the closing market price of Eaton common stock on the grant date. See Note 10 for additional information about stock options and restricted stock units.

New Accounting Standards

In 2009, the FASB issued a revised standard for accounting and disclosures of revenues related to arrangements with customers to provide multiple products and services at different points in time or over different time periods. This standard is effective for 2011. The adoption of this standard is not expected to have a material effect on Eaton's consolidated financial statements.

Note 2. Acquisitions of Businesses

Eaton acquired businesses and entered into joint ventures in separate transactions for combined net cash purchase prices of $222 in 2010, $10 in 2009, and $2,807 in 2008. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions or formation. Refer to Summary of Acquisitions of Businesses on page 33.

On January 1, 2011, Eaton closed the acquisition of the Tuthill Coupling Group, a division of the Tuthill Corporation. This business, located in the United States and France, manufactures pneumatic and hydraulic quick coupling solutions and leak-free connectors used in industrial, construction, mining, defense, energy and power applications. This business had sales of $35 for the year ended November 30, 2010 and will be included in the Hydraulics business segment.

On January 20, 2011, Eaton reached an agreement to acquire ACTOM (Pty) Limited's low-voltage electrical business in South Africa. This business is a manufacturer and supplier of motor control components, engineered electrical distribution systems, and uninterruptible power supply systems and had sales of $58 for the year ended December 31, 2010. The terms of the agreement are subject to regulatory approvals and other customary closing conditions. The acquisition is expected to close during the first half of 2011. This business will be included in the Electrical Rest of World segment.

Note 3. Acquisition Integration and Restructuring Charges

Acquisition Integration Charges

Eaton incurs charges related to the integration of acquired businesses. A summary of these charges follows:

Business segment	**2010**	2009	2008
Electrical Americas	$ 2	$ 4	$ 4
Electrical Rest of World	33	60	43
Hydraulics	1	3	6
Aerospace	4	12	20
Automotive	-	1	3
	40	80	76
Corporate	-	2	1
Total integration charges before income taxes	$ 40	$ 82	$ 77
After-tax integration charges	$ 27	$ 54	$ 51
Per common share	$ 0.08	$ 0.16	$ 0.17

Charges in 2010 were related primarily to Moeller and Phoenixtec. Charges in 2009 were related primarily to Moeller, Phoenixtec and Argo-Tech. Charges in 2008 were related primarily to Moeller, Phoenixtec, the MGE small systems UPS business, Argo-Tech, PerkinElmer and Cobham. See Note 2 for additional information about business acquisitions.

Workforce Reduction and Plant Closing Charges

In 2009, Eaton took significant actions to reduce its fulltime workforce by 17% in response to the severe economic downturn. These actions resulted in the recognition of severance and pension and other postretirement benefits expense of $182 in 2009.

In 2008, charges of $27 were recognized related to the closure of the automotive engine valve lifters manufacturing plant in Massa, Italy. These charges, consisting of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment.

A summary of liabilities related to acquisition integration, workforce reduction, and plant closing charges, follows:

	Workforce reductions		Plant closing and other	Total
	Employees	Dollars		
Balance at January 1, 2008	563	$ 14	$ 1	$ 15
Liabilities recognized	422	21	87	108
Utilized	(451)	(14)	(84)	(98)
Balance at December 31, 2008	534	21	4	25
Liabilities recognized	12,073	195	69	264
Utilized	(11,189)	(173)	(61)	(234)
Balance at December 31, 2009	1,418	43	12	55
Liabilities recognized	202	7	33	40
Utilized	(1,293)	(39)	(40)	(79)
Balance at December 31, 2010	327	$ 11	$ 5	$ 16

These charges were included in Cost of products sold or Selling and administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment. See Note 14 for additional information about business segments.

Summary of Acquisitions of Businesses

Acquired business	Date of transaction	Business segment	Annual sales
Chloride Phoenixtec Electronics *A China-based manufacturer of uninterruptible power supply (UPS) systems. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	October 12, 2010	Electrical Rest of World	$25 for the year ended September 30, 2010
CopperLogic, Inc. *A United States-based manufacturer of electrical and electromechanical systems.*	October 1, 2010	Electrical Americas	$35 for the year ended September 30, 2010
Wright Line Holding, Inc. *A United States provider of customized enclosures, rack systems, and air-flow management systems to store, power, and secure mission-critical IT data center electronics.*	August 25, 2010	Electrical Americas	$101 for the year ended June 30, 2010
EMC Engineers, Inc. *A United States energy engineering and energy services company that delivers energy efficiency solutions for a wide range of governmental, educational, commercial and industrial facilities.*	July 15, 2010	Electrical Americas	$24 for 2009
Micro Innovation Holding AG *A Switzerland-based manufacturer of human machine interfaces, programmable logic controllers and input/output devices. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	September 1, 2009	Electrical Rest of World	$33 for 2008
SEG Middle East Power Solutions & Switchboard Manufacture LLC *A 49%-owned joint venture in Abu Dhabi that manufactures low-voltage switchboards and control panel assemblies for use in the Middle East power generation and industrial markets.*	July 2, 2009	Electrical Rest of World	$10 for 2008
Integ Holding Limited *The parent company of Integrated Hydraulics Ltd., a United Kingdom-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems.*	October 2, 2008	Hydraulics	$52 for 2007
Nittan Global Tech Co. Ltd. *A 49%-owned joint venture to manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.*	Operational October 1, 2008	Automotive	Joint venture
Engine Valves Business of Kirloskar Oil Engines Ltd. *An India-based designer, manufacturer and distributor of intake and exhaust valves for diesel and gasoline engines.*	July 31, 2008	Automotive	$5 for 2007
PK Electronics *A Belgium-based distributor and service provider of single-phase and three-phase uninterruptible power supply (UPS) systems.*	July 31, 2008	Electrical Rest of World	$9 for 2007
The Moeller Group *A Germany-based supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications.*	April 4, 2008	Electrical Rest of World	$1.4 billion (€1.02 billion) for 2007
Balmen Electronic, S.L. *A Spain-based distributor and service provider of uninterruptible power supply (UPS) systems.*	March 31, 2008	Electrical Rest of World	$6 for 2007
Phoenixtec Power Company Ltd. *A Taiwan-based manufacturer of single- and three-phase uninterruptible power supply (UPS) systems.*	February 26, 2008	Electrical Rest of World	$515 for 2007

Note 4. Goodwill and Other Intangible Assets

A summary of goodwill follows:

	2010	2009
Electrical Americas	$2,061	$2,003
Electrical Rest of World	985	1,005
Hydraulics	1,007	1,016
Aerospace	1,037	1,047
Truck	151	147
Automotive	213	217
Total goodwill	$5,454	$5,435

The increase in goodwill in 2010 was due to businesses acquired during 2010, the finalization of purchase price allocations related to businesses acquired in 2009, and foreign currency translation. For additional information regarding acquired businesses, see Note 2.

A summary of other intangible assets follows:

	2010		2009	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 451		$ 451	
Intangible assets subject to amortization				
Customer relationships	$ 1,187	$ 274	$ 1,181	$ 204
Patents and technology	835	260	885	245
Other	441	108	456	83
Total other intangible assets	$ 2,463	$ 642	$ 2,522	$ 532

Expense related to intangible assets subject to amortization in 2010, and for each of the next five years, follows:

2010	$ 152
2011	150
2012	149
2013	140
2014	134
2015	130

Note 5. Debt

Short-term debt of $72 at December 31, 2010 included $50 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.45%, $15 of other short-term debt in the United States, and $7 of short-term debt outside the United States. Borrowings outside the United States are generally denominated in local currencies. Operations outside the United States have available short-term lines of credit of $975 from various banks worldwide at December 31, 2010.

A summary of long-term debt, including the current portion, follows:

	2010	2009
5.75% notes due 2012	$ 300	$ 300
7.58% notes due 2012	12	12
4.90% notes due 2013 ($200 converted to floating rate by interest rate swap)	300	300
5.80% notes due 2013	7	7
5.95% notes due 2014 ($100 converted to floating rate by interest rate swap)	250	250
12.50% United Kingdom pound sterling debentures due 2014	9	9
4.65% notes due 2015	100	100
5.30% notes due 2017	250	250
6.875% to 7.09% notes due 2018	36	36
5.60% notes due 2018 ($115 converted to floating rate by interest rate swap)	450	450
4.215% Japanese Yen notes due 2018	123	108
6.95% notes due 2019	300	300
8.875% debentures due 2019 ($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024 ($25 converted to floating rate by interest rate swap)	66	66
6.50% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029 ($50 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 ($25 converted to floating rate by interest rate swap)	140	140
5.25% notes due 2035	42	42
5.80% notes due 2037	240	240
Other	206	189
Total long-term debt	3,386	3,354
Less current portion of long-term debt	(4)	(5)
Long-term debt less current portion	$3,382	$3,349

Eaton's United States long-term revolving credit facilities total $1.5 billion, of which $500 expires in each year from 2011 through 2013. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2010 or 2009. Eaton is in compliance with each of its debt covenants as of December 31, 2010 and for all periods presented.

Mandatory maturities of long-term debt for each of the next five years follow:

2011	$ 4
2012	317
2013	310
2014	262
2015	104

Interest paid on debt follows:

2008	$ 206
2009	180
2010	170

Note 6. Retirement Benefits Plans

Eaton has defined benefits pension plans and other postretirement benefits plans.

Obligations and Funded Status

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2010	2009	**2010**	2009	**2010**	2009
Funded status						
Fair value of plan assets	$ 1,572	$ 1,210	$ 937	$ 832	$ -	$ -
Benefit obligations	(2,458)	(2,244)	(1,460)	(1,366)	(826)	(830)
Funded status	$ (886)	$(1,034)	$ (523)	$ (534)	$ (826)	$ (830)
Amounts recognized in the Consolidated Balance Sheets						
Non-current assets	$ -	$ -	$ 52	$ 50	$ -	$ -
Current liabilities	(9)	(8)	(23)	(24)	(83)	(76)
Non-current liabilities	(877)	(1,026)	(552)	(560)	(743)	(754)
Total	$ (886)	$(1,034)	$ (523)	$ (534)	$ (826)	$ (830)
Amounts recognized in Accumulated other comprehensive loss (pretax)						
Net actuarial loss	$ 1,142	$ 1,107	$ 311	$ 256	$ 232	$ 228
Prior service cost (credit)	-	-	8	7	(11)	(12)
Total	$ 1,142	$ 1,107	$ 319	$ 263	$ 221	$ 216

Change in Benefit Obligations

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2010	2009	**2010**	2009	**2010**	2009
Balance at January 1	$ 2,244	$ 2,145	$ 1,366	$ 1,143	$ 830	$ 779
Service cost	80	76	39	34	16	15
Interest cost	131	133	69	70	46	49
Actuarial loss	133	98	94	100	15	70
Gross benefits paid	(122)	(229)	(76)	(89)	(88)	(96)
Foreign currency translation	-	-	(53)	98	1	3
Other	(8)	21	21	10	6	10
Balance at December 31	$ 2,458	$ 2,244	$ 1,460	$ 1,366	$ 826	$ 830
Accumulated benefit obligation	$ 2,366	$ 2,143	$ 1,330	$ 1,261		

Change in Plan Assets

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2010	2009	**2010**	2009	**2010**	2009
Balance at January 1	$ 1,210	$ 994	$ 832	$ 680	$ -	$ -
Actual return on plan assets	182	253	96	77	-	-
Employer contributions	313	192	90	79	88	96
Gross benefits paid	(122)	(229)	(76)	(89)	(88)	(96)
Foreign currency translation	-	-	(21)	79	-	-
Other	(11)	-	16	6	-	-
Balance at December 31	$ 1,572	$ 1,210	$ 937	$ 832	$ -	$ -

The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	United States pension liabilities		Non-United States pension liabilities	
	2010	2009	**2010**	2009
Projected benefit obligation	$2,458	$2,244	$1,114	$1,146
Accumulated benefit obligation	2,366	2,143	1,026	1,074
Fair value of plan assets	1,572	1,210	554	582

Changes in pension and other postretirement benefit liabilities recognized in Accumulated other comprehensive loss follow:

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2010	2009	**2010**	2009	**2010**	2009
Balance at January 1	$ 1,107	$ 1,244	$ 263	$ 169	$ 216	$ 146
Prior service cost arising during the year	1	4	1	1	-	-
Net loss (gain) arising during the year	107	(24)	60	83	15	70
Foreign currency translation	-	-	(5)	21	-	1
Less amounts included in expense during the year	(69)	(117)	(8)	(11)	(10)	(1)
Other	(4)	-	8	-	-	-
Net change for the year	35	(137)	56	94	5	70
Balance at December 31	$ 1,142	$ 1,107	$ 319	$ 263	$ 221	$ 216

Benefits Expense

	United States pension benefit expense			Non-United States pension benefit expense			Other postretirement benefits expense		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Service cost	$ 80	$ 76	$ 94	$ 39	$ 34	$ 43	$ 16	$ 15	$ 15
Interest cost	131	133	122	69	70	68	46	49	49
Expected return on plan assets	(156)	(131)	(138)	(62)	(58)	(60)	-	-	-
Amortization	53	34	42	8	4	7	10	1	11
	108	112	120	54	50	58	72	65	75
Curtailment loss	1	17	-	-	5	1	-	1	-
Settlement loss	16	83	33	-	3	2	-	-	-
Total expense	$ 125	$ 212	$ 153	$ 54	$ 58	$ 61	$ 72	$ 66	$ 75

In 2009, due to limitations imposed by the Pension Protection Act on pension lump-sum distributions, Eaton's United States Qualified Pension Plan (the Plan) became restricted from making 100% lump-sum payments. As a result, the Plan experienced a significant increase in lump-sum payments in 2009 prior to the limitation going into effect. Pension settlement expense was $86 for 2009, of which $83 was attributable to the United States pension plans. A portion of the increase in lump-sum payments was attributable to the workforce reduction in 2009. Additionally, as a result of the workforce reduction in 2009, Eaton incurred curtailment expense related to pension plans. The curtailment expense included recognition of the change in the projected benefit obligation, as well as recognition of a portion of the unrecognized prior service cost. Curtailment expense was $22 for 2009. These charges were primarily included in Cost of products sold or Selling and administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension and other postretirement benefits expense. See Note 14 for additional information regarding business segments.

The estimated pretax net amounts that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2011 follow:

	United States pension liabilities	Non-United States pension liabilities	Other postretirement liabilities
Actuarial loss	$ 93	$ 15	$ 13
Prior service cost (credit)	-	2	(2)
Total	$ 93	$ 17	$ 11

Retirement Benefits Plans Assumptions

Pension Plans

	United States pension plans			Non-United States pension plans		
	2010	2009	2008	**2010**	2009	2008
Assumptions used to determine benefit obligation at year-end						
Discount rate	5.50%	6.00%	6.30%	5.40%	5.59%	6.26%
Rate of compensation increase	3.61%	3.62%	3.64%	3.63%	3.58%	3.56%
Assumptions used to determine expense						
Discount rate	6.00%	6.30%	6.00%	5.59%	6.26%	5.93%
Expected long-term return on plan assets	8.95%	8.94%	8.94%	7.20%	7.06%	7.39%
Rate of compensation increase	3.62%	3.64%	3.64%	3.58%	3.56%	3.60%

The expected long-term rate of return on pension assets was determined for each country and reflects long-term historical data taking into account each plan's target asset allocation. The discount rate was determined using appropriate bond data for each country.

Other Postretirement Benefits Plans

Substantially all of the obligation for other postretirement benefits plans relates to United States plans. Assumptions used to determine other postretirement benefits obligations and expense follow:

	Other postretirement benefits plans		
	2010	2009	2008
Assumptions used to determine benefit obligation at year-end			
Discount rate	5.20%	5.70%	6.30%
Health care cost trend rate assumed for next year	8.10%	8.30%	8.25%
Ultimate health care cost trend rate	4.50%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2020	2017	2017
Assumptions used to determine expense			
Discount rate	5.70%	6.30%	6.00%
Initial health care cost trend rate	8.30%	8.25%	8.30%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2017	2017	2015

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ -	$ -
Effect on other postretirement liabilities	17	(15)

Employer Contributions to Pension Plans

Contributions to pension plans that Eaton expects to make in 2011, and made in 2010, 2009 and 2008, follow:

	2011	**2010**	2009	2008
United States plans	$ 259	$ 313	$ 192	$ 124
Non-United States plans	94	90	79	86
Total contributions	$ 353	$ 403	$ 271	$ 210

The following table provides the estimated pension and other postretirement benefit payments for each of the next five years, and the five years thereafter in the aggregate. For other postretirement benefits liabilities, the expected subsidy receipts relate to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which would reduce the gross payments listed below.

	Estimated United States pension payments	Estimated non-United States pension payments	Estimated other postretirement benefit payments	
			Gross	Medicare prescription drug subsidy
2011	$ 130	$ 69	$ 93	$ (8)
2012	134	71	91	(8)
2013	283	72	88	(8)
2014	181	74	85	(8)
2015	188	77	84	(7)
2016-2020	1,090	424	347	(24)

Pension lump-sum payments in 2011 and 2012 are restricted to 50% due to limitations imposed by the Pension Protection Act.

Pension Plan Assets

Investment policies and strategies are developed on a country specific basis. The United States plans, representing 63% of worldwide pension assets, and the United Kingdom plans representing 29% of worldwide pension assets, are invested primarily for growth, as they are open plans with active participants and ongoing accruals. In general, the plans have their primary allocation to diversified, global equities, primarily through index funds in the form of common collective trusts. The United

States plan's target allocation is 35% United States equities, 35% non-United States equities, 5% real estate (primarily equity of real estate investment trusts) and 25% debt securities and other, including cash equivalents. The United Kingdom plans' target asset allocations are 69% equities and the remainder in debt securities. The equity risk for the plans is managed through broad geographical diversification and diversification across industries and levels of market capitalization. The majority of debt allocations for these plans are longer duration government (including inflation protected securities) and corporate debt. The United States pension plan is authorized to use derivatives to achieve more economically desired market exposures and to use futures, swaps and options to gain or hedge exposures.

Pension Plan Assets Fair Value Measurements

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

- Level 1 – Quoted prices (unadjusted) for identical assets in active markets.
- Level 2 – Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Unobservable prices or inputs.

A summary of the fair value of pension plan assets at December 31, 2010 and 2009, and the fair value measurement used, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2010				
Common collective trusts				
Non-United States equity and global equities	$ 965	$ -	$ 965	$ -
United States equity	577	-	577	-
Fixed income	241	-	241	-
Long duration funds	91	-	91	-
Fixed income securities	230	-	230	-
United States treasuries	101	101	-	-
Real estate	81	81	-	-
Equity securities	78	78	-	-
Cash equivalents	77	10	67	-
Registered investment companies	32	32	-	-
Other	36	2	-	34
Total pension plan assets	$2,509	$ 304	$2,171	$ 34
2009				
Common collective trusts				
Non-United States equity and global equities	$ 839	$ -	$ 839	$ -
United States equity	646	-	646	-
Fixed income	296	-	296	-
Long duration funds	84	-	84	-
Cash equivalents	27	-	27	-
United States treasuries	37	37	-	-
Registered investment companies	25	25	-	-
Cash equivalents	28	1	27	-
Other fixed income	21	-	21	-
Other	39	7	3	29
Total pension plan assets	$2,042	$ 70	$1,943	$ 29

Following is a description of the valuation methodologies used for pension plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

- *Common collective trusts* – Valued at the net unit value of units held by the trust at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The equity investments in collective trusts are predominantly in index funds for which the underlying securities are actively traded in public markets based upon readily measurable prices.
- *Fixed income securities* – These securities consist of publicly traded United States and non-United States fixed interest obligations (principally corporate and government bonds and debentures). The fair value of corporate and government debt securities is determined through models that consider various assumptions, including time value, yield curves, credit ratings and current market prices.
- *United States treasuries* – Valued at the closing price of each security.
- *Real estate and equity securities* – These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.
- *Cash equivalents* – Primarily certificates of deposit, commercial paper and repurchase agreements.
- *Registered investment companies* – Valued at the closing price of the exchange traded fund's shares.
- *Other fixed income* – Asset backed securities, agencies and variable rate bonds valued based on pricing models which incorporate information from market sources and observed market movements.
- *Other* – Primarily insurance contracts for international plans and also futures contracts and over-the-counter options. These investments are valued based on the closing prices of future contracts or indices as available on the Bloomberg or similar service, and private equity investments.

For additional information regarding fair value measurements, see Note 11.

Defined Contribution Plans

The Company has various defined contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. The total contributions related to these plans are charged to expense and were as follows:

2008	$ 64
2009	25
2010	33

Note 7. Commitments and Contingencies

Legal Contingencies

In December 2010, a Brazilian court held that a judgment against a Brazilian company sold by Eaton in 2006 could be enforced against Eaton. The Company recognized a pretax provision of 60 Brazilian Reais ($36 based on current exchange rates) related to this legal matter as a corporate charge classified in Other (income) expense-net. Eaton is appealing this decision in the Brazilian court system.

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the United States District Court for Delaware. The action sought damages, which would be trebled under United States antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion is currently pending. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Eaton is subject to a broad range of claims, administrative and legal proceedings, such as lawsuits that relate to contractual allegations, tax audits, patent infringement, personal injuries (including asbestos claims), antitrust matters and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes they will not have a material adverse effect on the consolidated financial statements.

Environmental Contingencies

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. The Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention.

Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the federal Superfund law at a number of disposal sites. The Company became involved in these sites through the Company's voluntary decision, in connection with business acquisitions, or as a result of government action. At the end of 2010, the Company was involved with a total of 80 sites world-wide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.

Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2010 and 2009, the Company had an accrual totaling $71 and $80, respectively, for these costs.

Warranty Accruals

A summary of the current and long-term warranty accruals follows:

	2010	2009	2008
Balance at January 1	$147	$165	$167
Provision	99	77	95
Settled	(91)	(98)	(108)
Business acquisitions	-	-	13
Other	(2)	3	(2)
Balance at December 31	$153	$147	$165

Lease Commitments

Eaton leases certain real properties and equipment. A summary of minimum rental commitments at December 31, 2010 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate, follow:

2011	$ 145
2012	106
2013	78
2014	49
2015	39
Thereafter	59
Total noncancelable lease commitments	$ 476

A summary of rental expense follows:

2008	$ 173
2009	177
2010	172

Note 8. Income Taxes

Income from continuing operations before income taxes and income tax expense is summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note, non-United States operations include Puerto Rico.

	Income (loss) from continuing operations before income taxes		
	2010	2009	2008
United States	$ 114	$ (298)	$ 123
Non-United States	922	601	1,017
Total income before income taxes	$1,036	$ 303	$1,140

	Income tax expense (benefit) from continuing operations		
	2010	2009	2008
Current			
United States			
Federal	$ (2)	$ 40	$ 36
State and local	1	5	4
Non-United States	107	69	219
Total current income tax expense	106	114	259
Deferred			
United States			
Federal	95	(174)	(17)
State and local	(15)	(4)	(42)
Non-United States	(87)	(18)	(127)
Total deferred income tax expense (benefit)	(7)	(196)	(186)
Total income tax expense (benefit)	$ 99	$ (82)	$ 73

Reconciliations of income taxes from the United States federal statutory rate of 35% to the consolidated effective income tax rate for continuing operations follow:

	2010	2009	2008
Income taxes at the United States federal statutory rate	35.0%	35.0%	35.0%
United States operations			
State and local income taxes	(0.1)%	0.4%	0.3%
Deductible dividends	(0.6)%	(2.1)%	(0.5)%
Deductible interest	(0.8)%	(2.3)%	(0.6)%
Credit for increasing research activities	(1.4)%	(3.9)%	(1.2)%
Write-off deferred income tax asset due to impact of Health Care Reform and Education Reconciliation Act on taxation associated with Medicare Part D	2.2%	0.0%	0.0%
Other-net	1.4%	5.0%	4.8%
Non-United States operations			
Foreign tax credit	(6.4)%	(2.5)%	(3.0)%
Non-United States operations (earnings taxed at other than the United States tax rate)	(13.9)%	(52.6)%	(18.9)%
Worldwide operations			
Adjustments to tax liabilities	(1.2)%	(11.9)%	(3.6)%
Adjustments to valuation allowances	(4.7)%	7.7%	(5.9)%
Effective income tax expense (benefit) rate	9.5%	(27.2)%	6.4%

During 2010, income tax expense of $99 was recognized (an effective tax rate of 9.5%) compared to an income tax benefit of $82 for 2009 (a tax benefit rate of 27.2%). The increased tax rate is primarily attributable to higher United States income at the higher relative United States tax rate, a one-time, non-cash charge of $22 to reflect the impact of the Health Care Reform and Education Reconciliation Act on taxation associated with Medicare Part D, and adjustments of $22 to tax liabilities related to an income tax audit of transfer pricing for 2005 to 2009, partially offset by successful resolution of international tax issues, the recognition of state and local income tax attributes involving tax loss carryforwards, tax credits and other temporary differences, and enhanced realization of international deferred tax assets. Earnings taxed at other than the United States tax rate includes the impact of tax holidays in certain jurisdictions.

With limited exceptions, no provision has been made for income taxes on undistributed earnings of non-United States subsidiaries of $6 billion at December 31, 2010, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax payments follow:

2008	$185
2009	124
2010	141

Deferred Income Tax Assets and Liabilities

Components of current and long-term deferred income taxes follow:

	2010		2009	
	Current assets	Long-term assets and liabilities	Current assets	Long-term assets and liabilities
Accruals and other adjustments				
Employee benefits	$ 94	$681	$ 78	$773
Depreciation and amortization	(1)	(567)	3	(642)
Other accruals and adjustments	224	90	293	103
Other items	-	(6)	-	(5)
United States federal income tax loss carryforwards [1]	-	5	13	38
United States federal income tax credit carryforwards	-	253	-	165
United States state and local tax loss carryforwards and tax credit carryforwards	-	74	-	72
Non-United States tax loss carryforwards	-	360	-	291
Non-United States income tax credit carryforwards	-	72	-	66
Valuation allowance for income tax loss and income tax credit carryforwards	-	(421)	-	(360)
Other valuation allowances	(14)	(27)	(10)	(78)
Total deferred income taxes	$303	$514	$377	$423

(1) United States deferred income tax assets of $37 for income tax loss carryforwards were reduced by $32 for the excess income tax benefit related to the exercise of stock options. A tax benefit and a credit to Capital in excess of par value for the excess benefit will not be recognized until the deduction reduces income taxes payable. The net income tax loss carryforward of $37 in the table below reflects the $32 related to the excess income tax benefit.

At the end of 2010, United States federal income tax loss carryforwards and income tax credit carryforwards were available to reduce future federal income tax liabilities. A summary of these carryforwards and their expiration dates are summarized below:

	2011 through 2015	2016 through 2020	2021 through 2025	2026 through 2030	Not subject to expiration	Valuation allowance
United States federal income tax loss carryforwards	$ 2	$ -	$ 13	$ 92	$ -	$ -
United States federal deferred income tax assets for income tax loss carryforwards [1]	1	-	4	32	-	(6)
United States federal income tax credit carryforwards	-	109	10	83	51	(18)

United States state and local tax loss carryforwards and tax credit carryforwards with a future tax benefit are also available at the end of 2010. A summary of these carryforwards and their expiration are summarized below:

	2011 through 2015	2016 through 2020	2021 through 2025	2026 through 2030	Not subject to expiration	Valuation allowance
United States state and local income tax loss carryforwards - net of federal tax effect	$ 5	$ 6	$ 15	$ 10	$ 3	$(10)
United States state and local income tax credit carryforwards - net of federal tax effect	10	10	6	4	5	(20)

At December 31, 2010, certain non-United States subsidiaries had tax loss carryforwards and income tax credit carryforwards that are available to offset future taxable income. A summary of these carryforwards and their expiration is provided below:

	2011 through 2015	2016 through 2020	2021 through 2025	2026 through 2030	Not subject to expiration	Valuation allowance
Non-United States income tax loss carryforwards	$161	$155	$ 46	$ 4	$947	$ -
Non-United States deferred income tax assets for income tax loss carryforwards	41	42	14	1	262	(331)
Non-United States income tax credit carryforwards	5	60	1	-	6	(11)

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of significant factors in the determination of whether the deferred income tax assets can be realized. The significant factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, prudent and feasible tax planning strategies, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would conclude that a valuation allowance is required.

As of December 31, 2010, United States federal deferred income tax assets were $1.3 billion. The largest component of the deferred income tax assets is due to timing differences between revenue and expense recognition for income tax versus financial statement purposes. In addition, the Company had a tax net operating loss in the United States in 2010 and possesses certain income tax credit carryforwards that comprise the remainder of the balance. Over the 20 year carryforward period available for net operating losses and general business credits, taxable income of approximately $3.7 billion would need to be realized to utilize all deferred income tax assets. As of December 31, 2010, management believes that, with a couple of very limited exceptions totaling $24, it is more likely than not that the entire United States federal deferred income tax assets will be realized.

Applying the above methodology, valuation allowances have been established for certain United States federal, state and local income, as well as certain non-United States, deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

Eaton's historical policy has been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

A summary of gross unrecognized income tax benefits follows:

	2010	2009	2008
Balance at January 1	$ 197	$ 139	$ 96
Increases and decreases as a result of positions taken during prior years			
Transfers to valuation allowances	(2)	(1)	(2)
Other increases	7	37	11
Other decreases, including foreign currency translation	(31)	(4)	(18)
Balances related to acquired businesses	34	5	30
Increases as a result of positions taken during the current year	23	28	35
Decreases relating to settlements with tax authorities	-	(4)	-
Decreases as a result of a lapse of the applicable statute of limitations	(4)	(3)	(13)
Balance at December 31	$ 224	$ 197	$ 139

If all unrecognized tax benefits were recognized, the net impact on the effective income tax rate would be $177.

As of December 31, 2010 and 2009, Eaton had accrued approximately $36 and $43, respectively, for the payment of worldwide interest and penalties. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position.

During 2010, Eaton received a significant tax assessment in an international jurisdiction. The Company had previously filed and received a tax ruling on the key aspects of the transaction not specifically covered by the plain meaning of the local tax statutes. The ruling request fully disclosed all steps of the transaction. Multiple outside advisors have stated that the foreign government is raising the issue for most clients with similar facts and that the matter is expected to require at least 10 years to resolve. Management believes that final resolution of the assessment will not have a material impact on the consolidated financial statements.

The resolution of the majority of Eaton's unrecognized income tax benefits is dependent upon uncontrollable factors such as law changes; the prospect of retroactive regulations; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

Eaton or its subsidiaries file income tax returns in the United States and foreign jurisdictions. The United States Internal Revenue Service (IRS) has continued their examination of the Company's United States income tax returns for 2005 and 2006, which is expected to conclude at the end of 2011. Although the formal examination has not begun, the Company has recently extended the statute of limitations for the IRS to examine its United States income tax returns for 2007 until December 31, 2012. Eaton is also under examination for the income tax filings in various state and foreign jurisdictions. With only a few exceptions, the Company is no longer subject to state and local income tax examinations for years before 2007, or foreign examinations for years before 2005. Eaton does not anticipate any material adjustments to the consolidated financial statements.

Note 9. Eaton Shareholders' Equity

There are 500 million common shares authorized ($.50 par value per share), 339.9 million of which were issued and outstanding at the end of 2010. At December 31, 2010, there were 8,113 holders of record of common shares. Additionally, 17,463 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP) and Eaton Electrical de Puerto Rico Inc. Retirement Savings Plan.

In 2008, Eaton sold 37.4 million of its common shares in a public offering, resulting in net cash proceeds of $1.5 billion. The cash proceeds from the sale of the common shares were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec.

Eaton has a common share repurchase plan that authorizes the repurchase of 10 million common shares. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's common shares, the Company's capital levels and other considerations. In 2008, 2.8 common shares were repurchased in the open market at a total cost of $100. No common shares were repurchased in the open market in 2010 or 2009.

Eaton has deferral plans that permit certain employees and directors to defer a portion of their compensation. A trust contains $9 and $22 of common shares and marketable securities, as valued at December 31, 2010 and 2009, respectively, to fund a portion of these liabilities. The marketable securities were included in Other assets and the common shares were included in Shareholders' equity at historical cost.

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss as reported in the Consolidated Balance Sheets follow:

	2010	2009
Foreign currency translation and related hedging instruments (net of income tax benefit of $32 in 2010 and 2009)	$ (261)	$ (183)
Pensions (net of income tax benefit of $489 in 2010 and $459 in 2009)	(972)	(911)
Other postretirement benefits (net of income tax benefit of $99 in 2010 and $95 in 2009)	(122)	(121)
Cash flow hedges (net of income taxes of $4 in 2010 and 2009)	7	7
Total Accumulated other comprehensive loss	$ (1,348)	$ (1,208)

Net Income per Common Share

A summary of the calculation of net income per common share attributable to common shareholders is as follows:

	2010	2009	2008
(Shares in millions)			
Income from continuing operations	$ 929	$ 383	$1,055
Income from discontinued operations	-	-	3
Net income attributable to common shareholders	$ 929	$ 383	$1,058
Weighted-average number of common shares outstanding – diluted	339.5	335.8	324.6
Less dilutive effect of stock options and restricted stock awards	4.0	3.1	4.2
Weighted-average number of common shares outstanding – basic	335.5	332.7	320.4
Net income per common share – diluted			
Continuing operations	$ 2.73	$ 1.14	$ 3.25
Discontinued operations	-	-	0.01
Total	$ 2.73	$ 1.14	$ 3.26
Net income per common share – basic			
Continuing operations	$ 2.76	$ 1.16	$ 3.29
Discontinued operations	-	-	0.01
Total	$ 2.76	$ 1.16	$ 3.30

In 2010 all stock options were dilutive in the calculation of diluted net income per common share. In 2009 and 2008, 13.2 million and 17.0 million stock options, respectively, were excluded from the calculation of diluted net income per common share because the exercise price of the options exceeded the average market price of the common shares during the period and their effect, accordingly, would have been antidilutive.

Note 10. Stock Options and Restricted Stock Units

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase common shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Compensation expense is recognized for stock options based on the fair value of the options at the date of grant and amortized on a straight-line basis over the period the employee or director is required to provide service.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). A summary of the assumptions used in determining the fair value of stock options follows:

	2010	2009	2008
Expected volatility	31%	30%	27% to 22%
Expected option life in years	5.5	5.5	5.5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	2.4% to 1.3%	2.2% to 1.7%	3.6% to 1.7%
Weighted-average fair value of stock options granted	$ 8.98	$ 5.14	$ 8.30

A summary of stock option activity follows:

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
(Options in millions)				
Outstanding at January 1, 2010	$ 32.19	21.1		
Granted	34.90	0.1		
Exercised	26.16	(6.1)		
Forfeited and canceled	37.43	(0.2)		
Outstanding at December 31, 2010	$ 34.62	14.9	5.1	$ 241
Exercisable at December 31, 2010	$ 34.10	13.6	4.8	$ 227
Reserved for future grants at December 31, 2010		10.8		

The aggregate intrinsic value in the table above represents the total excess of the $50.76 closing price of Eaton common shares on the last trading day of 2010 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. The aggregate intrinsic value is not recognized for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's common shares.

Information related to stock options follows:

	2010	2009	2008
Pretax expense for stock options	$ 11	$ 28	$ 29
After-tax expense for stock options	8	19	20
Proceeds from stock options exercised	157	27	47
Income tax benefit related to stock options exercised			
Classified in operating activities in the Consolidated Statements of Cash Flows	-	2	4
Classified in financing activities in the Consolidated Statements of Cash Flows	-	4	13
Intrinsic value of stock options exercised	98	19	52
Total fair value of stock options vesting	$ 11	$ 22	$ 31
Stock options exercised, in millions of options	6.096	1.688	2.480

As of December 31, 2010, total compensation expense not yet recognized related to non-vested stock options was $3, and the weighted-average period in which the expense is expected to be recognized is 1.2 years.

Restricted Stock Units

Restricted stock units and awards (RSUs) have been issued to certain employees at fair market value at the date of grant. These awards entitle the holder to receive one common share for each RSU upon vesting, generally over four years. A summary of the RSU activity for 2010 follows:

	Number of restricted stock units	Weighted-average fair value per award
(Restricted stock units in millions)		
Non-vested at January 1, 2010	4.2	$24.30
Granted	1.8	33.28
Vested	(0.8)	31.36
Forfeited	-	25.11
Non-vested at December 31, 2010	5.2	$26.48

Information related to RSUs follows:

	2010	2009	2008
Pretax expense for RSUs	$39	$25	$15
After-tax expense for RSUs	25	17	10

As of December 31, 2010, total compensation expense not yet recognized related to non-vested RSUs was $85, and the weighted-average period in which the expense is expected to be recognized is 2.7 years.

Note 11. Fair Value Measurements

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments recognized at fair value, and the fair value measurement used, at December 31, 2010 and 2009 follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2010				
Cash	$ 333	$ 333	$ -	$ -
Short-term investments	838	838	-	-
Net derivative contracts	69	-	69	-
Long-term debt converted to floating interest rates by interest rate swaps	42	-	42	-
2009				
Cash	$ 340	$ 340	$ -	$ -
Short-term investments	433	433	-	-
Net derivative contracts	25	-	25	-
Long-term debt converted to floating interest rates by interest rate swaps	29	-	29	-

Eaton values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities. No financial instruments were recognized using unobservable inputs.

Long-term debt and the current portion of long-term debt had a carrying value of $3,386 and fair value of $3,787 at December 31, 2010 compared to $3,354 and $3,601, respectively, at December 31, 2009.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments. For those investments classified as "available-for-sale", Eaton marks these investments to fair value with the offset recognized in Accumulated other comprehensive loss. A summary of the carrying value of short-term investments follows:

	2010	2009
Time deposits and certificate of deposits with banks	$592	$300
Money market investments	246	125
Other	-	8
Total short-term investments	$838	$433

Note 12. Derivative Financial Instruments and Hedging Activities

In the normal course of business, Eaton is exposed to certain risks related to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company uses various derivative and non-derivative financial instruments, primarily interest rate swaps, foreign currency forward exchange contracts, foreign currency swaps and, to a lesser extent, commodity contracts, to manage risks from these market fluctuations. The instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such instruments are not purchased and sold for trading purposes.

Derivative financial instruments are accounted for at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for the gain or loss resulting from the change in the fair value of the derivative financial instrument depends on whether it has been designated, and is effective, as part of a hedging relationship and, if so, as to the nature of the hedging activity. Eaton formally documents all relationships between derivative financial instruments accounted for as hedges and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking all derivative financial instruments to a recognized asset or liability, specific firm commitment, forecasted transaction, or net investment in a foreign operation. These financial instruments can be designated as:

- Hedges of the change in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability (a fair value hedge); for these hedges, the gain or loss from the derivative financial instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in income during the period of change in fair value.
- Hedges of the variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability (a cash flow hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss on the hedged item is included in income.
- Hedges of the foreign currency exposure related to a net investment in a foreign operation (a net investment hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss related to the net investment in the foreign operation is included in income.

The gain or loss from a derivative financial instrument designated as a hedge that is effective is classified in the same line of the Consolidated Statements of Income as the offsetting loss or gain on the hedged item. The change in fair value of a derivative financial instrument that is not effective as a hedge is immediately recognized in income.

For derivatives that are not designated as a hedge, any gain or loss is immediately recognized in income. The majority of derivatives used in this manner relate to risks resulting from assets or liabilities denominated in a foreign currency and certain commodity contracts that arise in the normal course of business.

Interest Rate Risk

Eaton has entered into fixed-to-floating interest rate swaps to manage interest rate risk. These interest rate swaps are accounted for as fair value hedges of certain long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt in Note 5.

A summary of interest rate swaps outstanding at December 31, 2010, follows:

Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 200	4.90%	2.59%	6 month LIBOR+2.15%
100	5.95%	3.07%	6 month LIBOR+2.60%
115	5.60%	1.66%	6 month LIBOR+1.22%
25	8.875%	4.30%	6 month LIBOR+3.84%
25	7.625%	2.94%	6 month LIBOR+2.48%
50	7.65%	3.01%	6 month LIBOR+2.57%
25	5.45%	0.73%	6 month LIBOR+0.28%

Cash received from the early termination of interest rate swaps totaled $22, $15 and $85 for the years ended December 31, 2010, 2009 and 2008, respectively.

Derivative Financial Statement Impacts

Amounts recognized in net income follow:

	Gain (loss) recognized in net income	
	2010	2009
Derivatives designated as fair value hedges		
Fixed-to-floating interest rate swaps	$ 33	$ (47)
Related long-term debt converted to floating interest rates by interest rate swap	(33)	47
	$ -	$ -

Gains and losses described above were recognized in Interest expense.

The fair value of derivative financial instruments recognized in the Consolidated Balance Sheets follows:

	Notional amount	Other current assets	Other long-term assets	Other current liabilities	Type of hedge	Term
2010						
Derivatives designated as hedges						
Fixed-to-floating interest rate swaps	$ 540	$ -	$ 42	$ -	Fair value	2 to 23 years
Foreign currency exchange contracts	227	4	-	5	Cash flow	12 to 36 months
Commodity contracts	39	8	-	-	Cash flow	12 months
Cross currency swaps	75	2	-	-	Net investment	12 months
Total		$ 14	$ 42	$ 5		
Derivatives not designated as hedges						
Foreign currency exchange contracts	$ 2,777	$ 20		$ 19		12 months
Commodity contracts	102	17		-		12 months
Total		$ 37		$ 19		
2009						
Derivatives designated as hedges						
Fixed-to-floating interest rate swaps	$ 700	$ -	$ 29	$ -	Fair value	3 to 24 years
Foreign currency exchange contracts	159	6	-	4	Cash flow	12 to 36 months
Commodity contracts	20	5	-	-	Cash flow	12 months
Total		$ 11	$ 29	$ 4		
Derivatives not designated as hedges						
Foreign currency exchange contracts	$ 3,602	$ 17		$ 31		12 months
Commodity contracts	30	3		-		12 months
Total		$ 20		$ 31		

The foreign currency exchange contracts shown in the table above as derivatives not designated as hedges are primarily contracts entered into to manage foreign currency volatility or exposure on intercompany sales and loans. While Eaton does not elect hedge accounting treatment for these derivatives, Eaton targets managing 100% of the intercompany balance sheet exposure to minimize the effect of currency volatility related to the movement of goods and services in the normal course of its operations. This activity represents the great majority of these foreign currency exchange contracts.

Amounts recognized in Accumulated other comprehensive loss follow:

	2010		2009	
	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss
Derivatives designated as cash flow hedges				
Foreign currency exchange contracts	$ (2)	$ 1	$ (1)	$ (8)
Commodity contracts	8	5	22	(14)
Derivatives designated as net investment hedges				
Cross currency swaps	(8)	-	-	-
Total	$ (2)	$ 6	$ 21	$(22)

Gains and losses reclassified from Accumulated other comprehensive loss to the Consolidated Statements of Income were recognized in Cost of products sold.

Note 13. Accounts Receivable and Inventory

Accounts Receivable

Eaton performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and any anticipated future write-off based on historic experience. Accounts receivable balances are written off against an allowance for doubtful accounts after a final determination of uncollectability has been made. Accounts receivable are net of an allowance for doubtful accounts of $51 and $67 at December 31, 2010 and 2009, respectively.

Inventory

Inventory is carried at lower of cost or market. Inventory in the United States is generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and non-United States inventory is accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and costs of the distribution network.

The components of inventory follow:

	2010	2009
Raw materials	$ 651	$ 608
Work-in-process	229	222
Finished goods	800	601
Inventory at FIFO	1,680	1,431
Excess of FIFO over LIFO cost	(116)	(105)
Total inventory	$1,564	$ 1,326

Inventory at FIFO accounted for using the LIFO method was 40% and 46% at the end of 2010 and 2009, respectively. The increase in inventory is a result of returning to normal operating levels in 2010 as compared to depressed levels in 2009.

Note 14. Business Segment and Geographic Region Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. Eaton's segments are as follows:

Electrical Americas and Electrical Rest of World

The Electrical segments are global leaders in electrical components and systems for power quality, distribution and control. Products include circuit breakers, switchgear, UPS systems, power distribution units, panelboards, loadcenters, motor controls, meters, sensors, relays and inverters. The principal markets for the Electrical Americas and Electrical Rest of World segments are industrial, institutional, governmental, utility, commercial, residential and information technology. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals, factories and utilities. The segments share several common global customers, but a large number of customers are located regionally and sales are made directly to original equipment manufacturers and indirectly through distributors, resellers and manufacturers representatives.

Hydraulics

The Hydraulics segment is a global leader in hydraulics components, systems and services for industrial and mobile equipment. Eaton offers a wide range of power products including pumps, motors and hydraulic power units; a broad range of controls and sensing products including valves, cylinders and electronic controls; a full range of fluid conveyance products including industrial and hydraulic hose, fittings, and assemblies, thermoplastic hose and tubing, couplings, connectors, and assembly equipment; filtration systems solutions; heavy-duty drum and disc brakes; and golf grips. The principal markets for Hydraulics include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals and power generation. Key manufacturing customers in these markets and other customers are located globally, and these products are sold and serviced through a variety of channels.

Aerospace

The Aerospace segment is a leading global supplier of aerospace fuel, hydraulics and pneumatic systems for commercial and military use. Products include hydraulic power generation systems for aerospace applications including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps and power and load management systems; controls and sensing products including valves, cylinders, electronic controls, electromechanical actuators, sensors, displays and panels, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; and fuel systems including fuel pumps, sensors, valves, adapters and regulators. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and other customers operate globally, and these products are sold and serviced through a variety of channels.

Truck

The Truck segment is a leader in the design, manufacture and marketing of a complete line of drivetrain and powertrain systems and components for performance, fuel economy and safety for commercial vehicles. Products include transmissions, clutches and hybrid electric power systems. The principal markets for the Truck segment are original equipment manufacturers and after-market customers of heavy, medium and light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Automotive

The Automotive segment is a leading supplier of automotive drivetrain and powertrain systems for performance, fuel economy and safety including critical components that reduce emissions and fuel consumption and improve stability, performance, fuel economy and safety of cars, light trucks and commercial vehicles. Products include superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission controls, engine controls, fuel vapor components, compressor control clutches for mobile refrigeration, fluid connectors and hoses for air conditioning and power steering, decorative spoilers, underhood plastic components, fluid conveyance products including, hose, thermoplastic tubing, fittings, adapters, couplings and sealing products to the global automotive industry. The principal markets for the Automotive segment are original equipment manufacturers and aftermarket customers of light-duty trucks, SUVs, CUVs, and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Other Information

No single customer represented greater than 10% of net sales in 2010, 2009 or 2008, respectively.

The accounting policies of the business segments are generally the same as the policies described in Note 1, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties. These intersegment sales are eliminated in consolidation.

For purposes of business segment performance measurement, the Company does not allocate items that are of a non-operating nature, or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

Net sales are measured based on the geographic location of the selling plant. Long-lived assets consist of property, plant and equipment-net.

	Net sales	Long-lived assets
2010		
United States	$ 7,686	$ 1,102
Canada	426	25
Latin America	1,453	275
Europe	3,396	664
Asia Pacific	2,156	411
Eliminations	(1,402)	-
Total	$ 13,715	$ 2,477
2009		
United States	$ 6,767	$ 1,024
Canada	355	23
Latin America	1,061	272
Europe	3,007	748
Asia Pacific	1,642	378
Eliminations	(959)	-
Total	$ 11,873	$ 2,445
2008		
United States	$ 8,775	$ 1,129
Canada	428	21
Latin America	1,455	250
Europe	4,002	827
Asia Pacific	1,963	412
Eliminations	(1,247)	-
Total	$ 15,376	$ 2,639

Eaton generally manufactures and sells within the same geographic region. However, in some cases, production occurs in one region for sales to customers in another region. For 2010, Eaton's sales to customers within the United States were $6,166 and sales to customers outside of the United States were $7,549. For 2009, Eaton's sales to customers within the United States were $5,574 and sales to customers outside of the United States were $6,299. For 2008, Eaton's sales to customers within the United States were $7,277 and sales to customers outside of the United States were $8,099.

Business Segment Information	2010	2009	2008
Net sales			
Electrical Americas	$ 3,675	$ 3,410	$ 4,016
Electrical Rest of World	2,748	2,483	2,904
Hydraulics	2,212	1,692	2,523
Aerospace	1,536	1,602	1,811
Truck	1,997	1,457	2,251
Automotive	1,547	1,229	1,871
Total net sales	$ 13,715	$ 11,873	$ 15,376
Segment operating profit (loss)			
Electrical Americas	$ 529	$ 518	$ 630
Electrical Rest of World	264	107	233
Hydraulics	279	51	285
Aerospace	220	245	283
Truck	245	39	315
Automotive	163	(10)	59
Total segment operating profit	1,700	950	1,805
Corporate			
Amortization of intangible assets	(181)	(170)	(161)
Interest expense-net	(136)	(150)	(157)
Pension and other postretirement benefits expense	(120)	(212)	(141)
Stock option expense	(11)	(28)	(29)
Other corporate expense-net	(216)	(87)	(177)
Income from continuing operations before income taxes	1,036	303	1,140
Income tax expense (benefit)	99	(82)	73
Income from continuing operations	937	385	1,067
Income from discontinued operations	-	-	3
Net income	937	385	1,070
Less net income for noncontrolling interests	(8)	(2)	(12)
Net income attributable to Eaton common shareholders	$ 929	$ 383	$ 1,058
Business segment operating profit was reduced by acquisition integration charges as follows:			
Electrical Americas	$ 2	$ 4	$ 4
Electrical Rest of World	33	60	43
Hydraulics	1	3	6
Aerospace	4	12	20
Automotive	-	1	3
Total	$ 40	$ 80	$ 76
Identifiable assets			
Electrical Americas	$ 1,272	$ 1,050	$ 1,238
Electrical Rest of World	1,630	1,625	1,817
Hydraulics	1,080	939	1,132
Aerospace	726	729	798
Truck	866	797	801
Automotive	904	866	947
Total identifiable assets	6,478	6,006	6,733
Goodwill	5,454	5,435	5,232
Other intangible assets	2,272	2,441	2,518
Corporate	3,048	2,400	2,172
Total assets	$ 17,252	$ 16,282	$ 16,655
Capital expenditures for property, plant and equipment			
Electrical Americas	$ 59	$ 30	$ 85
Electrical Rest of World	49	39	77
Hydraulics	45	21	54
Aerospace	21	16	23
Truck	59	30	69
Automotive	61	24	54
Total	294	160	362
Corporate	100	35	86
Total expenditures for property, plant and equipment	$ 394	$ 195	$ 448
Depreciation of property, plant and equipment			
Electrical Americas	$ 55	$ 56	$ 61
Electrical Rest of World	56	61	49
Hydraulics	52	57	59
Aerospace	25	26	27
Truck	76	83	89
Automotive	77	85	97
Total	341	368	382
Corporate	28	30	27
Total depreciation of property, plant and equipment	$ 369	$ 398	$ 409

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Amounts are in millions of dollars or shares unless indicated otherwise (per share data assume dilution).

Two-For-One Stock Split

On January 27, 2011, Eaton's Board of Directors announced a two-for-one split of the Company's common shares effective in the form of a 100% stock dividend. The record date for the stock split was February 7, 2011, and the additional shares will be distributed on February 28, 2011. Accordingly, all share and per share data have been adjusted retroactively to reflect the stock split.

Company Overview

Eaton Corporation (Eaton or Company) is a diversified power management company with 2010 sales of $13.7 billion. The Company is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 70,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

Eaton's operating segments are Electrical Americas, Electrical Rest of World, Hydraulics, Aerospace, Truck and Automotive. These segments are components of the Company with separate financial information that is evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources. For additional information regarding Eaton's business segments, see Note 14 to the Consolidated Financial Statements.

During 2009 and the latter part of 2008, Eaton experienced significant challenges due to the global recession and instability in the financial and capital markets, which had a significant impact on the demand for Eaton's products. In response to these events, and to remain competitive in the marketplace, substantial changes have been made to the Company's cost structure, including a 17% full-time workforce reduction in 2009, as well as other cost-containment actions. In 2010, the Company experienced a return to growth in end markets, higher demand for products and overall improved operating results due to better economic conditions and the cost-containment actions initiated in 2009.

Eaton acquired certain businesses that affect comparability on a year over year basis. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions. For a complete list of business acquisitions and joint ventures, see Note 2 to the Consolidated Financial Statements.

A summary of Eaton's consolidated net sales, net income attributable to Eaton common shareholders, and net income per common share follows:

	2010	2009	2008
Consolidated net sales	$13,715	$11,873	$15,376
Net income attributable to Eaton common shareholders	929	383	1,058
Net income per common share	$ 2.73	$ 1.14	$ 3.25

Results of Operations

The following discussion of Consolidated Financial Results and Business Segment Results of Operations includes certain non-GAAP financial measures. These measures include operating earnings, operating earnings per common share, and operating profit before acquisition integration charges for each business segment, each of which excludes amounts that differ from the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). A reconciliation of each of these financial measures to the most directly comparable GAAP measure is included in the table below and in the discussion of the operating results of each business segment. Management believes that these financial measures are useful to investors because they exclude transactions of an unusual nature, allowing investors to more easily compare Eaton's financial performance period to period. Management uses this information in monitoring and evaluating the ongoing performance of Eaton and each business segment.

Consolidated Financial Results

	2010	Change from 2009	2009	Change from 2008	2008
Continuing operations					
Net sales	$13,715	16%	$11,873	(23)%	$15,376
Gross profit	4,082	32%	3,091	(26)%	4,185
Percent of net sales	29.8%		26.0%		27.2%
Income before income taxes	1,036	242%	303	(73)%	1,140
Income after income taxes	$ 937	143%	$ 385	(64)%	$ 1,067
Income from discontinued operations	-		-		3
Net income	937	143%	385	(64)%	1,070
Less net income for noncontrolling interests	(8)		(2)		(12)
Net income attributable to Eaton common shareholders	929	143%	383	(64)%	1,058
Excluding acquisition integration charges (after-tax)	27		54		51
Operating earnings	$ 956	119%	$ 437	(61)%	$ 1,109
Net income per common share - diluted	$ 2.73	141%	$ 1.14	(65)%	$ 3.25
Excluding per share impact of acquisition integration charges (after-tax)	0.08		0.16		0.17
Operating earnings per common share	$ 2.81	117%	$ 1.30	(62)%	$ 3.42

Net Sales

Net sales in 2010 increased by 16% compared to 2009 due to 14% higher core sales, an increase of 1% from the impact of foreign exchange, and an increase of 1% from acquisitions of businesses. Contributing to higher core sales was increased demand in end markets, which increased sales 12% in 2010 compared to 2009. Higher demand resulted from a rebound from the depressed end market levels of 2009 and growth in revenues from developing countries. Net sales in 2009 declined 23% compared to 2008. A reduction in core sales due to the global economic recession drove 22% of the 23% decline. Additionally, net sales were negatively impacted by 3% from foreign exchange partially offset by a 2% increase from sales of acquired businesses.

Gross Profit

Gross profit increased by 32% in 2010 compared to 2009, and improved to 29.8% as a percentage of net sales, up 3.8 percentage points from 2009. The increase was primarily due to higher sales in 2010, manufacturing efficiencies resulting from higher sales volumes, and the benefits of substantial changes in the Company's cost structure implemented over the past two years, partially offset by higher raw material and commodity costs. The Company's cost structure reflects savings associated with workforce reductions taken in 2009. Additionally, contributing to higher gross profit in 2010 is the absence of charges for severance and pension and other postretirement benefits expense incurred in 2009, as discussed below. Gross profit declined 26% in 2009 compared to 2008, primarily due to the decline in net sales discussed above, operating inefficiencies related to the difficulty in absorbing fixed manufacturing costs resulting from reduced sales, and charges of $182 in 2009 resulting from actions taken to reduce the workforce including related pension settlement and curtailment expense, a substantial portion of which was recognized in Cost of products sold. These reductions were partially offset by savings associated with workforce reductions, other cost-containment actions and benefits associated with integrating acquired businesses.

Income Taxes

The effective income tax expense rate for 2010 was 9.5% compared to an income tax benefit rate of (27.2)% in 2009 and an income tax expense rate of 6.4% in 2008. The increased tax rate in 2010 compared to 2009 is primarily attributable to higher U.S. income at the higher relative U.S. tax rate, a one-time, non-cash charge of $22 to reflect the impact of the Health Care Reform and Education Reconciliation Act on taxation associated with Medicare Part D, and adjustments of $22 related to an income tax audit of transfer pricing for the period 2005 to 2009, partially offset by the successful resolution of international tax audit issues, the recognition of state and local income tax benefits involving tax loss carry-forwards and the recognition of additional international deferred tax assets. The income tax benefit rate for 2009 was favorably impacted by tax benefits of $104 from United States federal income tax losses. Eaton also recognized income tax benefits of $13 in 2009, which represented adjustments to certain worldwide tax liabilities and valuation allowances and benefits related to the settlement of international income tax audits. The lower income tax rate in 2009 compared to 2008 is primarily attributable to tax benefits from U.S. federal income tax losses in 2009 and the favorable impact of non-U.S. operations tax rate differential being applied to significantly lower worldwide income as compared to 2008. For additional information on income taxes, see Note 8 to the Consolidated Financial Statements.

Net Income

Net income of $929 in 2010 increased 143% compared to net income of $383 in 2009 and net income per share of $2.73 in 2010 increased 141% over net income per share of $1.14 in 2009. The increases were primarily due to higher sales in 2010 and the factors that affected gross profit, partially offset by higher income tax expense in 2010 as discussed above. Net income in 2010 was unfavorably impacted by a $36 pretax charge related to a legal judgment in Brazil. See Other Matters for additional information related to this legal judgment. Net income of $383 in 2009 and net income per common share of $1.14 declined 64% and 65%, respectively, compared to net income of $1,058 and net income per share of $3.25 in 2008. The declines were primarily due to lower net sales in 2009 and the factors that affected gross profit discussed above, partially offset by an income tax benefit rate of 27.2% in 2009 compared to an effective income tax expense rate of 6.4% in 2008. Net income per share was also reduced due to a higher number of average shares outstanding in 2009 compared to 2008, resulting principally from the sale of 37.4 million shares in 2008.

Business Segment Results of Operations

The following is a discussion of net sales, operating profit and operating profit margin by business segment which includes a discussion of operating profit and operating profit margin without acquisition integration charges. For additional information related to integration charges see Note 3 to the Consolidated Financial Statements. For additional information related to acquired businesses see Note 2 to the Consolidated Financial Statements.

Electrical Americas

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$3,675	8%	$3,410	(15)%	$4,016
Operating profit	529	2%	518	(18)%	630
Operating margin	14.4%		15.2%		15.7%
Acquisition integration charges	$ 2		$ 4		$ 4
Before acquisition integration charges					
Operating profit	$ 531	2%	$ 522	(18)%	$ 634
Operating margin	14.4%		15.3%		15.8%

Net sales increased 8% in 2010 compared to 2009 due to an increase in core sales of 5%, an increase of 1% from the favorable impact of foreign exchange, and an increase of 2% from the acquisitions of businesses. Contributing to stronger sales in 2010 was growth in the power quality and industrial control businesses, rebounding from the depressed end market levels of 2009, as well as sales related to government stimulus programs. This increase in sales was partially offset by a decline in non-residential electrical end markets. Net sales declined 15% in 2009 compared to 2008 due to a 14% decline in core sales and a 1% negative impact of foreign exchange. The decline in core sales was driven primarily by weakness in non-residential and residential construction electrical markets during 2009 due to the global economic recession. The decline in end markets in 2009 reflected lower private non-residential construction spending in the United States, which declined by 23% in 2009.

Operating profit before acquisition integration charges in 2010 increased 2% from 2009 largely due to the increase in sales during 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009. Operating profit before acquisition integration charges in 2009 decreased 18% from 2008 due to the decline in net sales discussed above, partially offset by net savings resulting from the workforce reductions and other cost-containment actions.

Electrical Rest of World

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$2,748	11%	$2,483	(15)%	$2,904
Operating profit	264	147%	107	(54)%	233
Operating margin	9.6%		4.3%		8.0%
Acquisition integration charges	$ 33		$ 60		$ 43
Before acquisition integration charges					
Operating profit	$ 297	78%	$ 167	(39)%	$ 276
Operating margin	10.8%		6.7%		9.5%

Net sales increased 11% in 2010 compared to 2009 due to an increase in core sales of 11% and an increase of 1% from the acquisition of certain businesses, partially offset by a 1% reduction from foreign exchange. The growth in core sales was due to the rebound in European and Asian end markets from the depressed levels of 2009. Net sales declined 15% in 2009 compared to 2008 due to a 19% decline in core sales and a 5% decline from foreign exchange, partially offset by a 9% increase from the acquisition of certain businesses. The decline in core sales was due to softness in European and Asian markets during 2009 due to the global economic recession.

Operating profit before acquisition integration charges in 2010 increased 78% from 2009 largely due to the increase in sales during 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009. Operating profit before acquisition integration charges in 2009 decreased 39% from 2008 due to the decline in net sales discussed above, unabsorbed fixed costs resulting from significant sales reductions, and changes in sales mix, partially offset by net savings resulting from the workforce reductions and other cost-containment actions.

Hydraulics

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$2,212	31%	$1,692	(33)%	$2,523
Operating profit	279	447%	51	(82)%	285
Operating margin	12.6%		3.0%		11.3%
Acquisition integration charges	$ 1		$ 3		$ 6
Before acquisition integration charges					
Operating profit	$ 280	419%	$ 54	(81)%	$ 291
Operating margin	12.7%		3.2%		11.5%

Net sales in 2010 increased 31% compared to 2009 due to higher core sales of 30% and an increase of 1% from the favorable impact of foreign exchange. The increase in core sales was driven by global hydraulics markets, which rebounded from the depressed market conditions of 2009. Net sales declined 33% in 2009 compared to 2008 due to a 32% decline in core sales and a 2% decline from foreign exchange, partially offset by a 1% increase from the acquisition of certain businesses. The decline in core sales resulted from market weakness in all regions beginning in late 2008 and continuing throughout 2009 due to the global economic recession, with the United States seeing the largest decline.

Operating profit before acquisition integration charges in 2010 increased 419% from 2009 primarily due to the increase in sales in 2010, net savings resulting from the workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009. Operating profit before acquisition integration charges in 2009 decreased 81% from 2008 primarily due to the decline in sales discussed above and difficulty in absorbing fixed manufacturing costs as a result of reduced sales in 2009. This reduction was offset by net savings resulting from the workforce reductions and other cost-containment actions.

Aerospace

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$ 1,536	(4)%	$ 1,602	(12)%	$ 1,811
Operating profit	220	(10)%	245	(13)%	283
Operating margin	14.3%		15.3%		15.6%
Acquisition integration charges	$ 4		$ 12		$ 20
Before acquisition integration charges					
Operating profit	$ 224	(13)%	$ 257	(15)%	$ 303
Operating margin	14.6%		16.0%		16.7%

Net sales in 2010 declined 4% compared to 2009, driven primarily by slow conditions in the commercial aftermarket, reduced production of commercial transports in the U.S., and a small decline in defense aerospace markets. Net sales declined 12% in 2009 compared to 2008 due to a 9% reduction from core sales and a 3% decline from foreign exchange. The decline in core sales was driven by lower sales in civilian aerospace markets in 2009, partially offset by a slight improvement in defense aerospace markets.

Operating profit before acquisition integration charges in 2010 decreased 13% from 2009 primarily due to the decline in sales in 2010. The decline also reflected the cessation of temporary cost-savings measures introduced in 2009 and increased support costs. The decline in operating profit before acquisition integration charges of 15% in 2009 compared to 2008 was primarily due to the decline in sales discussed above, partially offset by net savings resulting from the workforce reductions and other cost-containment actions.

Truck

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$ 1,997	37%	$ 1,457	(35)%	$2,251
Operating profit	245	528%	39	(88)%	315
Operating margin	12.3%		2.7%		14.0%

Net sales increased 37% in 2010 from 2009 due to an increase in core sales of 32% and an increase of 5% from the favorable impact of foreign exchange. The increase in core sales reflects the sharp rebound in global end markets, led by a recovery in NAFTA heavy-duty truck markets and strong markets in Brazil truck and agriculture vehicle production. Net sales declined 35% in 2009 compared to 2008 due to lower core sales of 30% and a 5% negative impact of foreign exchange. The decline in core sales resulted from truck markets being down in all regions in 2009 due to the global economic recession, with the NAFTA Class 8 market at levels not seen since 1991.

Operating profit in 2010 increased 528% from 2009 primarily due to the increase in sales in 2010, net savings resulting from the workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009. Operating profit in 2009 decreased 88% from 2008 primarily due to the significant decline in sales in 2009 discussed above and difficulty in absorbing fixed manufacturing costs as a result of reduced sales in 2009. This reduction was offset by net savings resulting from workforce reductions and other cost-containment actions.

Automotive

	2010	Change from 2009	2009	Change from 2008	2008
Net sales	$ 1,547	26%	$ 1,229	(34)%	$1,871
Operating profit (loss)	163	NM	(10)	NM	59
Operating margin	10.5%		NM		3.2%

Net sales increased 26% in 2010 from 2009 due to higher core sales. The increase reflects a rebound in global automotive markets, with growth in United States markets exceeding growth in non-United States markets. Net sales declined 34% in 2009 compared to 2008 due to lower core sales of 28% and a decline of 6% from foreign exchange. The decline in core sales was primarily attributable to a contraction in global automotive end markets that began in 2008 and worsened in 2009 due to the global economic recession. The automotive market in the United States in 2009 was markedly impacted in the second quarter by the shutdowns at General Motors and Chrysler.

Operating profit in 2010 increased from 2009 primarily due to the increase in sales in 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009 and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009. Operating losses in 2009 were primarily due to the significant decline in sales discussed above, difficulty in absorbing fixed manufacturing costs resulting from reduced sales in 2009, offset by an action taken in 2008 to close the Massa, Italy, valve actuation plant, which resulted in a charge of $27 during that year. These items were partially offset by net savings resulting from workforce reductions and other cost-containment actions.

2011 Forward-Looking Perspective

As of late February, Eaton estimates its end markets for all of 2011 will grow 9%, with markets in all six segments registering growth, the first year since 2006 in which the markets for all of its segments have grown. The Company expects to outgrow its end markets in 2011 by approximately $450 in net sales. The incremental revenues in 2011 from recent acquisitions of businesses are expected to total $160. In total, Eaton anticipates its revenues in 2011 will grow by 13% compared to 2010.

- End markets for the Electrical Americas segment are expected to grow 6% in 2011.
- End markets for the Electrical Rest of World segment are expected to grow 7% in 2011, with Asian growth outpacing growth in Europe.
- Global hydraulics markets are anticipated to grow 16% in 2011, with United States markets up 19% and non-United States markets up 14%.
- End markets for the Aerospace segment are expected to grow by 4% in 2011, with growth in United States markets of 4% and growth in non-United States markets of 3%.
- End markets for the Truck segment are expected to grow 20% in 2011, with United States markets up 40% and non-United States markets up 7%.
- End markets for the Automotive segment are expected to grow 6% in 2011, with United States Automotive production up 7% and non-United States production up 5%.

Liquidity, Capital Resources and Changes in Financial Condition

Financial Condition and Liquidity

Eaton's objective is to finance its business through operating cash flow and an appropriate mix of equity and long-term and short-term debt. By diversifying its debt maturity structure, Eaton reduces liquidity risk. The Company maintains access to the commercial paper markets through $1.5 billion of existing credit facilities, of which $500 expires each year from 2011 through 2013. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2010. Eaton's non-United States operations also had available short-term lines of credit of approximately $975 at December 31, 2010. Over the course of a year, cash, short-term investments and short-term debt may fluctuate in order to manage global liquidity. Eaton believes it has the operating flexibility, cash flow, cash and short-term investment balances, and access to capital markets in excess of the liquidity necessary to meet future operating needs of the business.

Eaton's credit facilities and indentures governing certain long-term debt contain various covenants, the violation of which would limit or preclude the use of the credit facilities for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At Eaton's present credit rating level, the most restrictive financial covenant provides that the ratio of secured debt (or lease payments due under a sale and leaseback transaction) to adjusted consolidated net worth (or consolidated net tangible assets, in each case as defined in the relevant credit agreement or indenture) may not exceed 10%. In each case the ratio was substantially below the required threshold. In addition, Eaton is in compliance with each of its debt covenants as of December 31, 2010 and for all periods presented.

Sources and Uses of Cash Flow

Operating Cash Flow

Net cash provided by operating activities was $1,282 in 2010, a decrease of $126 compared to $1,408 in 2009. Operating cash flows in 2010 reflected higher net income of $937 compared to $385 in 2009. Higher net income in 2010 primarily resulted from increased sales due to the global economic recovery during the year and the positive effect of recent changes in the Company's cost structure. Cash provided by operating activities in 2010 was lowered by increased contributions to pension plans of $403 compared to $271 in 2009. Net working capital funding was neutral in 2010 compared to a source of funds of $745 in 2009.

Net cash provided by operating activities was $1,408 in 2009, a slight decrease compared to $1,441 in 2008. Operating cash flows in 2009 reflected lower net income of $385 compared to $1,070 in 2008 due to the impact of the global economic recession and the effect of cost containment actions to improve the Company's cost structure. The reduction in operating cash flows in 2009 due to lower net income was more than offset by lower net working capital requirements in 2009 compared to 2008. The reduction in net working capital requirements in 2009, primarily accounts receivable and inventory, was a source of cash in the amount of $745 and resulted from lower operating levels as a result of the global economic recession and internal efforts to reduce the investment in working capital when compared to 2008.

Investing Cash Flow

Net cash used in investing activities was $1,012 in 2010, an increase of $787 compared to $225 in 2009. Investing cash flows in 2010 included $394 in capital expenditures for property, plant and equipment, an increase of $199 from the depressed level of spending of $195 in 2009. Eaton expects $550 in capital expenditures in 2011. Investing cash flows include $222 related to the acquisitions of businesses primarily including CopperLogic, Wright Line Holding, Inc., and EMC Engineers. Acquisition expenditures in 2009 were $10.

Net cash used in investing activities was $225 in 2009, a decrease of $2,965 compared to net cash used in investing activities of $3,190 in 2008. Investing cash flows in 2009 included $195 in capital expenditures for property, plant and equipment, a decrease of $253 from 2008 expenditures of $448. This decrease is primarily related to efforts to conserve cash during 2009. Cash paid for acquisitions decreased to $10 in 2009 from 2008 acquisition expenditures of $2,807 which were primarily related to the acquisitions of The Moeller Group and Phoenixtec electrical businesses.

For additional information on business acquisitions see Note 2 to the Consolidated Financial Statements.

Financing Cash Flow

Net cash used in financing activities was $261 in 2010, a decrease of $800 compared to $1,061 in 2009. The decrease was primarily due to the use of cash in 2009 to markedly reduce long-term debt, with over $887 of debt paid off during the year.

Net cash used in financing activities was $1,061 in 2009, compared to a source of cash of $1,815 in 2008. The decrease in 2009 was primarily due to proceeds of $1,522 from the sale of common shares in 2008. During 2008, Eaton sold 37.4 million shares in a public offering in order to refinance debt associated with the acquisitions of The Moeller Group and Phoenixtec. The decrease was also due to a net reduction of long-term debt of $753 in 2009 compared to a net increase of $667 in 2008.

Net-Debt-to-Capital Ratio

The net-debt-to-capital ratio was 23.7% at December 31, 2010 compared to 28.4% at December 31, 2009. The improvement reflected the combined effect during 2010 of the $9 decrease in total debt, the $398 increase in cash and short-term investments, and the $585 increase in Eaton shareholders' equity.

Credit Ratings

A summary of Eaton's credit ratings follow:

Credit Rating Agency	Rating	Outlook
Standard & Poor's (long- /short-term rating)	A-/A-2	Stable outlook
Moody's	A3/P-2	Stable outlook
Fitch	A-/F2	Stable outlook

Defined Benefit Plans

During 2010, the fair value of plan assets in the Company's employee pension plans increased $467 to $2,509 at December 31, 2010. The increase in plan assets was primarily due to contributions and actual returns on assets in excess of benefit payments and plan related expenses. At December 31, 2010, the net unfunded position of $1,409 in pension liabilities consisted of $778 in the U.S. Pension Plan, $93 in all other plans that require minimum funding, ($52) in plans that are overfunded, and $590 in plans that have no minimum funding requirements.

Funding requirements are a major consideration in making contributions to Eaton's pension plans. With respect to the Company's pension plans worldwide, it intends to contribute annually not less than the minimum required by applicable law and regulations. In 2010, $403 was contributed to the pension plans. The Company contributed $250 to the U.S. Pension Plan in early 2011 and anticipates making an additional $103 of contributions to certain pension plans during 2011. The funded status of the Company's pension plans at the end of 2011, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. Depending on these factors, and the resulting funded status of the pension plans, the level of future contributions could be materially higher or lower than in 2010.

In 2009, due to limitations imposed by the Pension Protection Act on pension lump-sum distributions, Eaton's United States Qualified Pension Plan (the Plan) became restricted from making 100% lump-sum payments. As a result, the Plan experienced a significant increase in lump-sum payments in 2009 prior to the limitation going into effect. Pension settlement expense was $86 for 2009, of which $83 was attributable to the U.S. pension plans. A portion of the increase in lump-sum payments was attributable to the workforce reduction in 2009. Additionally, as a result of the workforce reduction in 2009, Eaton incurred curtailment expense related to pension plans. The curtailment expense included recognition of the change in the projected benefit obligation, as well as recognition of a portion of the unrecognized prior service cost. Curtailment expense was $22 for 2009. These charges were primarily included in Cost of products sold or Selling and administrative expense, as appropriate.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7 to the Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make certain estimates and assumptions that may involve the exercise of significant judgment. For any estimate or assumption used, there may be other reasonable estimates or assumptions that may have been used. However, based on facts and circumstances inherent in developing estimates and assumptions, management believes it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. Actual results may differ from these estimates.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are also agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for sales recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts are generally recognized as the services are provided.

Impairment of Goodwill and Other Long-Lived Assets

Goodwill and indefinite life intangible assets are tested annually for impairment as of July 1 using a discounted cash flow model and other valuation techniques. Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment as this represents the lowest level that constitutes a business for which discrete financial information is available and at the level in which management regularly reviews the operating results. A discounted cash flow model is used to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by other market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability.

For 2010, the fair value of Eaton's reporting units and indefinite life intangible assets substantially exceeded the respective carrying values. For additional information about goodwill and other intangible assets, see Note 4 to the Consolidated Financial Statements.

Long-lived assets, goodwill and indefinite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that may result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, the fair value of the asset group would be determined and an impairment loss would be recognized based on the amount by which the carrying value of the asset group exceeds its fair value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine the income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining deferred income tax assets and liabilities that have been recognized for differences between financial accounting and the income tax basis of assets and liabilities, and income tax loss carryforwards and tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each jurisdiction in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in a three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in a three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in a particular country, prudent and feasible tax planning actions, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing.

After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for a specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would conclude that a valuation allowance is required. For additional information about income taxes, see Note 8 to the Consolidated Financial Statements.

Pension and Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefits plans is based on assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, which was designed to match the discounted expected benefit payments. Only bonds rated Aa3 or better by Moody's Investor Services were included. Callable bonds with explicit call schedules were excluded but bonds with "make-whole" call provisions were included. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans are appropriate for each region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year-end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $30 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $48 effect on pension expense. A 1-percentage point change in the discount rate is estimated to have approximately a $3 effect on expense for other postretirement benefits plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefits plans is found in Note 6 to the Consolidated Financial Statements.

Environmental Contingencies

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the federal Superfund law at a number of disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2010 and 2009, $71 and $80 was accrued for these costs.

Market Risk Disclosure

On a regular basis, Eaton monitors third-party depository institutions that hold its cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.

Eaton uses derivative instruments to manage exposure to volatility in raw material costs, foreign currency and interest rates on certain debt instruments. Derivative financial instruments used by the Company are straightforward and non-leveraged; the counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains controls over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. See Note 12 to the Consolidated Financial Statements for additional information about hedges and derivative financial instruments.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is based on the strength of its credit rating and overall market conditions. The Company has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2010, Eaton had $1.5 billion of long-term revolving credit facilities with banks in support of its commercial paper program. It has no direct borrowings outstanding under these credit facilities. Eaton's non-United States operations also had available short-term lines of credit of approximately $975 at December 31, 2010.

Interest rate risk can be measured by calculating the short-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. Based upon the balances of investments and floating rate debt at year end 2010, a 100 basis point increase in short-term interest rates would have reduced the Company's net, pretax interest expense by $2.5.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, 100 basis point decrease in interest rates at December 31, 2010, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $224.

Foreign currency risk is the risk of economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-United States dollar debt was $148 at December 31, 2010. To augment Eaton's non-United States dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments. At December 31, 2010, the aggregate balance of such contracts was $331. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its Consolidated Financial Statements.

Contractual Obligations

A summary of contractual obligations as of December 31, 2010 follows:

	2011	2012 to 2013	2014 to 2015	After 2015	Total
Long-term debt	$ 4	$ 627	$ 366	$ 2,207	$ 3,204
Interest expense related to long-term debt	191	347	285	1,109	1,932
Reduction of interest expense from interest rate swap agreements related to long-term debt	(34)	(47)	(27)	(70)	(178)
Operating leases	145	184	88	59	476
Purchase obligations	537	128	78	42	785
Other long-term obligations	361	30	30	30	451
Total	$1,204	$1,269	$ 820	$ 3,377	$6,670

Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term obligations include anticipated contributions of $353 to pension plans in 2011 and $90 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date.

The table above does not include future expected pension benefit payments or expected other postretirement benefit payments. Information related to the amounts of these future payments is described in Note 6 to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities. At December 31, 2010, the gross liability for unrecognized income tax benefits totaled $260, which includes interest and penalties of $36.

Other Matters

In December 2010, a Brazilian court held that a judgment against a Brazilian company sold by Eaton in 2006 could be enforced against Eaton. The Company recognized a pretax provision of 60 Brazilian Reais ($36 based on current exchange rates) related to this legal matter as a corporate charge classified in Other (income) expense-net. Eaton is appealing this decision in the Brazilian court system.

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the United States District Court for Delaware. The action sought damages, which would be trebled under United States antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion is currently pending. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's full year 2011 sales, the performance in 2011 of its worldwide end markets, and Eaton's 2011 growth in relation to end markets. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; changes in currency exchange rates; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

QUARTERLY DATA (UNAUDITED)

(In millions except for per share data)	Quarter ended in 2010				Quarter ended in 2009			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
Net sales	$ 3,663	$ 3,571	$ 3,378	$ 3,103	$ 3,131	$ 3,028	$ 2,901	$ 2,813
Gross profit	1,098	1,091	991	902	890	850	712	639
Percent of net sales	30.0%	30.6%	29.3%	29.1%	28.4%	28.1%	24.5%	22.7%
Income (loss) before income taxes	293	305	251	187	170	166	30	(63)
Net income (loss)	$ 283	$ 269	$ 229	$ 156	$ 212	$ 194	$ 31	$ (52)
Less net (income) loss for noncontrolling interests	(3)	(1)	(3)	(1)	(1)	(1)	(2)	2
Net income (loss) attributable to Eaton common shareholders	$ 280	$ 268	$ 226	$ 155	$ 211	$ 193	$ 29	$ (50)
Net income (loss) per common share								
Diluted	$ 0.82	$ 0.78	$ 0.66	$ 0.46	$ 0.62	$ 0.57	$ 0.09	$ (0.15)
Basic	0.83	0.80	0.67	0.46	0.63	0.58	0.09	(0.15)
Cash dividends paid per common share	$ 0.29	$ 0.29	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Market price per common share								
High	$ 51.35	$ 42.17	$ 40.89	$ 38.47	$ 33.53	$ 30.33	$ 24.88	$ 26.67
Low	40.49	31.48	32.66	30.42	26.98	20.14	18.02	15.01

Earnings per common share for the four quarters in a year may not equal full year earnings per share.

Significant non-recurring adjustments included in income before income taxes are as follows:

	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Acquisition integration charges	$ (15)	$ (7)	$ (9)	$ (9)	$ (27)	$ (19)	$ (15)	$ (21)
Workforce reduction charges					(26)	(22)	(69)	(65)

Net income per common share and cash dividends paid per common share have been restated to give effect to the two-for-one stock split. See Note 1 to the Consolidated Financial Statements for additional information.

TEN-YEAR CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)

(In millions except for per share data)	**2010**	2009	2008	2007	2006	2005	2004	2003	2002	2001
Continuing operations										
Net sales	$ 13,715	$ 11,873	$ 15,376	$ 13,033	$ 12,232	$ 10,874	$ 9,547	$ 7,796	$ 6,983	$ 7,092
Income before income taxes	1,036	303	1,140	1,055	979	969	756	475	378	257
Income after income taxes	$ 937	$ 385	$ 1,067	$ 973	$ 907	$ 788	$ 633	$ 368	$ 272	$ 158
Income from discontinued operations	-	-	3	35	53	22	22	30	23	19
Net income	937	385	1,070	1,008	960	810	655	398	295	177
Less net income for noncontrolling interests	(8)	(2)	(12)	(14)	(10)	(5)	(7)	(12)	(14)	(8)
Net income attributable to Eaton common shareholders	$ 929	$ 383	$ 1,058	$ 994	$ 950	$ 805	$ 648	$ 386	$ 281	$ 169
Net income per common share – diluted										
Continuing operations	$ 2.73	$ 1.14	$ 3.25	$ 3.19	$ 2.94	$ 2.54	$ 2.00	$ 1.18	$ 0.90	$ 0.54
Discontinued operations	-	-	0.01	0.12	0.17	0.08	0.07	0.10	0.08	0.07
Total	$ 2.73	$ 1.14	$ 3.26	$ 3.31	$ 3.11	$ 2.62	$ 2.07	$ 1.28	$ 0.98	$ 0.61
Net income per common share – basic										
Continuing operations	$ 2.76	$ 1.16	$ 3.29	$ 3.26	$ 2.99	$ 2.61	$ 2.05	$ 1.20	$ 0.91	$ 0.54
Discontinued operations	-	-	0.01	0.12	0.17	0.07	0.07	0.11	0.09	0.07
Total	$ 2.76	$ 1.16	$ 3.30	$ 3.38	$ 3.16	$ 2.68	$ 2.12	$ 1.31	$ 1.00	$ 0.61
Weighted-average number of common shares outstanding										
Diluted	339.5	335.8	324.6	300.6	305.8	308.0	314.2	301.0	286.8	282.0
Basic	335.5	332.7	320.4	294.6	300.4	300.4	306.2	295.8	282.4	277.6
Cash dividends paid per common share	$ 1.08	$ 1.00	$ 1.00	$ 0.86	$ 0.74	$ 0.62	$ 0.54	$ 0.46	$ 0.44	$ 0.44
Total assets	$ 17,252	$ 16,282	$ 16,655	$ 13,430	$ 11,417	$ 10,218	$ 9,075	$ 8,223	$ 7,138	$ 7,646
Long-term debt	3,382	3,349	3,190	2,432	1,774	1,830	1,734	1,651	1,887	2,252
Total debt	3,458	3,467	4,271	3,417	2,586	2,464	1,773	1,953	2,088	2,440
Eaton shareholders' equity	7,362	6,777	6,317	5,172	4,106	3,778	3,606	3,117	2,302	2,475
Eaton shareholders' equity per common share	$ 21.66	$ 20.39	$ 19.14	$ 17.71	$ 14.04	$ 12.72	$ 11.76	$ 10.19	$ 8.15	$ 8.90
Common shares outstanding	339.9	332.3	330.0	292.0	292.6	297.0	306.6	306.0	282.4	278.0

Net income per common share, weighted-average number of common shares outstanding and cash dividends paid per common share have been restated to give effect to the two-for-one stock split. See Note 1 to the Consolidated Financial Statements for additional information.

DIRECTORS AND OFFICERS

As of March 1, 2011

Directors

Todd M. Bluedorn[2,4]

Chief Executive Officer, Lennox International Inc., Richardson, Texas, a global provider of climate control solutions for heating, air conditioning and refrigeration markets

Christopher M. Connor[2,4]

Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, Ohio, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli[1,3]

Chief Executive Officer and President, Dossia Services Corporation, San Francisco, California, a personal health records company

Alexander M. Cutler[5*]

Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, Ohio, a diversified power management company

Charles E. Golden[1*,3]

Retired. Former Executive Vice President and Chief Financial Officer and Director, Eli Lilly and Company, Indianapolis, Indiana, a pharmaceutical company

Ernie Green[1,3]

President and Chief Executive Officer, Ernie Green Industries Inc., Beavercreek, Ohio, a manufacturer of automotive components

Arthur E. Johnson[1,4]

Retired. Former Senior Vice President, Corporate Strategic Development, Lockheed Martin Corporation, Bethesda, Maryland, a manufacturer of advanced technology systems, products and services

Ned C. Lautenbach[2,4*]

Retired. Former Partner, Clayton, Dubilier & Rice Inc., New York, N.Y., a private equity investment firm specializing in management buyouts

Deborah L. McCoy[2*,3]

Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines Inc., Houston, Texas, a commercial airline

Gregory R. Page[1,3*]

Chairman and Chief Executive Officer, Cargill Incorporated, Minneapolis, Minnesota, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Gary L. Tooker[2,4]

Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola Inc., Schaumburg, Illinois, a manufacturer of electronics equipment

Board Committees

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

January 1, 2010 through April 28, 2010	April 29, 2010 through August 31, 2010	September 1, 2010 through December 31, 2010	January 1, 2011 through April 27, 2011
C. E. Golden	T. M. Bluedorn	C. M. Connor	C. E. Golden
D. L. McCoy	M. J. Critelli	A. E. Johnson	D. L. McCoy
J. R. Miller	E. Green	N. C. Lautenbach	G. L. Tooker
G. L. Tooker	G. R. Page		

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Governance Committee
5 Executive Committee
* Denotes Committee Chair

Elected Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Craig Arnold
Vice Chairman and Chief Operating Officer – Industrial Sector

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer

Thomas S. Gross
Vice Chairman and Chief Operating Officer – Electrical Sector

Revathi Advaithi
President–Asia Pacific Region, Electrical

Frank Campbell
President–Europe, Middle East and Africa Region, Electrical

Bradley J. Morton
President–Aerospace Group

Kenneth F. Davis*
President – Vehicle Group

Joseph P. Palchak
President–Vehicle Group

William R. VanArsdale
President–Hydraulics Group

Jerry R. Whitaker
President–Americas Region, Electrical

William W. Blausey Jr.
Senior Vice President and Chief Information Officer

Steven M. Boccadoro
Senior Vice President – Sales and Marketing

William B. Doggett
Senior Vice President– Public and Community Affairs

Scott A. Gray
Senior Vice President–Corporate Quality

William C. Hartman
Senior Vice President–Investor Relations

Curtis J. Hutchins
President–Asia Pacific Region, Eaton

Lennart Jonsson
Executive Vice President and Chief Technology Officer

James W. McGill
Executive Vice President and Chief Human Resources Officer

Donald J. McGrath Jr.
Senior Vice President– Communications

Mark M. McGuire
Executive Vice President and General Counsel

Kurt B. McMaken
Senior Vice President– Corporate Development and Treasury

John S. Mitchell
Senior Vice President–Taxes

John J. Matejka
Senior Vice President – Internal Audit

Thomas E. Moran
Senior Vice President and Secretary

Billie K. Rawot
Senior Vice President and Controller

Craig Reed
Senior Vice President– Supply Chain Management

Yannis P. Tsavalas
President–Europe, Middle East and Africa Region, Eaton

Uday Yadav
Executive Vice President– Eaton Business System

*Effective January 1, 2011

Address

Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, OH 44114-2584
216.523.5000 www.eaton.com

Annual Meeting

The company's 2011 annual meeting of shareholders will be held at 10:30 a.m. Eastern Time, on Wednesday, April 27, 2011, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 18, 2011.

Eaton shareholders can register for electronic delivery of the Proxy Statement and Annual Report to Shareholders, as well as online proxy voting, at http://enroll.icsdelivery.com/etn.

Annual Report on Form 10-K and Other Financial Reports

Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2010, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's website at www.eaton.com.

Annual Certifications

The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2010. Additionally, Eaton submitted to the New York Stock Exchange its 2010 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.

Quarterly Financial Releases

Eaton's financial results are available approximately two weeks after the end of each quarter. Releases are available on Eaton's website at www.eaton.com. Copies may also be obtained by calling 216.523.4254.

Common Shares

Listed for trading: New York and Chicago stock exchanges (Ticker Symbol: ETN)

Annual Report to Shareholders

Eaton Corporation's 2010 Annual Report to Shareholders is available online at www.eaton.com/annualreport.

Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent

BNY Mellon Shareowner Services
First Class/Registered Mail: P.O. Box 358015, Pittsburgh, PA 15252-8015
Courier Packages: 480 Washington Boulevard, Jersey City, NJ 07310-1900
Toll-free: 888.597.8625 201.680.6578 (outside the U.S.)
TDD: 800.231.5469 (hearing-impaired inside the U.S.) TDD: 201.680.6610 (hearing-impaired outside the U.S.) BNY Mellon Shareowner Services may also be contacted via its website at www.bnymellon.com/shareowner/equityaccess.

Dividend Reinvestment and Direct Stock Purchase Plan

A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Common Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact BNY Mellon Shareowner Services, as shown above.

Direct Deposit of Dividends

Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact BNY Mellon Shareowner Services, as shown above.

Investor Relations Contact

Investor inquiries may be directed to Eaton at 888.328.6647.

Charitable Contributions

A report of Eaton's charitable contributions is available on Eaton's website at www.eaton.com.




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Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114 USA
www.eaton.com